Exhibit 2.01

ASSET PURCHASE AGREEMENT

BETWEEN

VERINT SYSTEMS LTD.

AND

ECTEL LTD.

Dated as of February 9, 2004

Article I	DEFINITIONS	1
1.1	Certain Definitions	1
1.2	Terms Defined Elsewhere in this Agreement	9
1.3	Other Definitional and Interpretive Matters	10

Article II	PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES	11
2.1	Purchase and Sale of Assets	11
2.2	Excluded Assets	14
2.3	Assumption of Liabilities	15
2.4	Excluded Liabilities	15
2.5	Further Conveyances and Assumptions; Consent of Third Parties	16

Article III	CONSIDERATION	22
3.1	Consideration	22
3.2	Payment of Purchase Price	22
3.3	Net Asset Calculation	23

Article IV	CLOSING AND TERMINATION	24
4.1	Closing Date	24
4.2	Deliveries at Closing	24
4.3	Termination of Agreement	26
4.4	Procedure Upon Termination	27
4.5	Effect of Termination	27

Article V	REPRESENTATIONS AND WARRANTIES OF SELLER	27
5.1	Organization and Good Standing	27
5.2	Subsidiaries	27
5.3	Authorization of Agreement	28
5.4	Conflicts; Consents of Third Parties	28
5.5	Business Financial Statements	29
5.6	No Undisclosed Liabilities	30
5.7	Title to Purchased Assets; Sufficiency	30
5.8	Absence of Certain Developments	30
5.9	Taxes	32
5.10	Tangible Personal Property	32
5.11	Intellectual Property	33
5.12	Material Contracts.	38
5.13	Employee Matters	39
5.14	Litigation	40
5.15	Compliance with Laws; Permits	40
5.16	Environmental Matters	42
5.17	Insurance	42
5.18	[Omitted]	42
5.19	Accounts Receivable and Payable.	42

5.20	Related Party Transactions	43
5.21	Customers and Suppliers	43
5.22	Product Warranty; Product Liability	44
5.23	Grants, Incentives and Subsidies	44
5.24	Financial Advisors	45
5.25	Full Disclosure	45

Article VI	REPRESENTATIONS AND WARRANTIES OF PURCHASER	45
6.1	Organization and Good Standing	45
6.2	Authorization of Agreement	45
6.3	Conflicts; Consents of Third Parties	45
6.4	Litigation	46
6.5	Financial Advisors	46
6.6	Information	46

Article VII	COVENANTS	46
7.1	Access to Information	46
7.2	Conduct of the Business Pending the Closing	47
7.3	Consents	50
7.4	Regulatory Approvals.	50
7.5	Further Assurances	51
7.6	Non-Competition; Non-Solicitation; Confidentiality	51
7.7	Publicity	56
7.8	Preparation of Proxy Statement; Shareholders’ Meeting	56
7.9	Cooperation Regarding Transfer of IT	57
7.10	Delivery by Seller of Year-End Audited Business Financials; Closing Statement	57
7.11	Software Performance	58
7.12	QSS Payments	58
7.13	Consultants	58
7.14	Participation in Future Development	58

Article VIII	EMPLOYEES AND EMPLOYEE BENEFITS	59
8.1	Employees	59
8.2	Indemnification	62
8.3	Intellectual Property	62

Article IX	CONDITIONS TO CLOSING	62
9.1	Conditions Precedent to Obligations of Purchaser	62
9.2	Conditions Precedent to Obligations of Seller	64

Article X	INDEMNIFICATION	65
10.1	Survival of Representations and Warranties	65
10.2	Indemnification	65
10.3	Indemnification Procedures.	66

10.4	Limitations on Indemnification for Breaches of Representations and Warranties	67
10.5	Sufficient Cash Amounts	68
10.6	Tax Treatment of Indemnity Payments	69

Article XI	TAXES	69
11.1	Transfer Taxes	69
11.2	Cooperation on Tax Matters.	70

Article XII	MISCELLANEOUS	70
12.1	Expenses	70
12.2	Specific Performance	70
12.3	Submission to Jurisdiction; Consent to Service of Process	71
12.4	Entire Agreement; Amendments and Waivers	71
12.5	Governing Law	71
12.6	Notices	71
12.7	Severability	72
12.8	Binding Effect; Assignment	72
12.9	Non-Recourse	73
12.10	Counterparts	73

Schedules

1.1(a)	Backlog
1.1(b)	ECI Intellectual Property
1.1(c)	Employees and Consultants
1.1(d)	Knowledge of Seller
1.1(e)	Material Purchased Intellectual Property Licenses
1.1(e-1)	MOD IP
1.1(f)	Purchased Intellectual Property Licenses
1.1(g)	Transferred Software
1.1(h)	Transferred Patent
1.1(i)	Transferred Trademarks
1.1(j)	Version 2.2
2.1(a)	Purchased Accounts Receivable
2.1(c)	Purchased Equipment and Purchased Personal Property Leases
2.1(e)	Purchased Contracts
2.1(i)	Purchased Proposals
2.1A(1)	Licensed Patents
2.1A(2)	Licensed Modules
2.1A(3)	Licensed Trademarks
2.1B(1)	Joint Software
2.1B(2)	Business Trade Secrets
2.5(d)	Contracts For Subcontracting
2.5(g)	Business Insurance Policies
3.3(a)-1	Signing Statement

3.3(a)-2	Officer’s Closing Certificate
4.2(a)(i)	Seller’s Compliance Certificate
4.2(b)(i)	Purchaser’s Compliance Certificate
5.2	Subsidiaries
5.4(b)	Consents
5.5(a)	Business Financial Statements
5.8	Absence of Certain Developments
5.11(a)	Intellectual Property
5.11(b)	Exceptions to Ownership of Intellectual Property
5.11(e)	Intellectual Property Contracts
5.11(o)	Seller Software
5.11(r)	Open Source
5.11(s)	Encryption
5.11(t)	R&D in Process
5.12(a)	Material Purchased Contracts
5.12(b)	Proposals
5.13(d)	Exceptions for Employees Deductions
5.14	Litigation
5.15	Compliance with the Law
5.17	Insurance
5.20	Related Party Transactions
5.21	Customers and Suppliers
5.21(c)	Installed Base
5.22	Warranty Claims
5.23(a)	Grants
7.4	Letter to OCS
7.6(b)	Projects
8.3	Notice to Employees
9.1(e)	Rest of Employees
9.1(f)	Senior Employees
9.1(h)	Third Party Consents
9.2(e)	Third Party Consents

Exhibits

A1-A3	Forms of Subcontracting Agreements
B	Bill of Sale
C	Assignment and Assumption Agreement
D	Power of Attorney
E	Form of Opinion of Seller’s Counsel
F	Reserved
G	Mutual Engineering Support Agreement
H	Reserved
I	Reserved
J	Supply Agreement
K1	Patent License Agreement

K2	Module License Agreement
K3	Trademark License Agreement
L	Joint Intellectual Property Agreement
M	Form of Opinion of Purchaser’s Counsel
N	Form of Opinion of Purchaser’s US Counsel
O	Patent License Back Agreement
P	Employee Bonus Letter

v

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of February 9, 2004 (the “Agreement”), between Verint Systems Ltd., an Israeli company (“Purchaser”) and ECtel Ltd., an Israeli company (“Seller”).

W I T N E S S E T H:

WHEREAS, Seller and its Subsidiaries (as hereinafter defined) are, among other things, engaged in the Business (as defined);

WHEREAS, the Business is conducted with certain assets and liabilities of Seller and its Subsidiaries;

WHEREAS, Seller and its Subsidiaries desire to sell, transfer and assign to Purchaser or its designated Affiliate or Affiliates, and Purchaser desires to (or to cause its designated Affiliate or Affiliates to) acquire and assume from Seller and its Subsidiaries, all of the Purchased Assets and Assumed Liabilities (as hereinafter defined), and Seller and Purchaser further desire to grant to each other certain licenses, all as more specifically provided and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1	Certain Definitions.

For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Accounts Receivable” means all accounts and notes receivable from customers related to or arising exclusively out of the Business or the Purchased Assets in connection with the sale of products or provision of services.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Backlog” means the amount of specified products and services that are scheduled to be delivered by Seller or its Subsidiaries in connection with the Business after the Closing pursuant to, and calculated in accordance with, valid and binding agreements or firm purchase orders entered into either (i) prior to the date hereof and listed on Schedule 1.1(a), or (ii) entered into after the date hereof in the Ordinary Course of Business, unless, with respect to clause (ii), Purchaser notifies Seller in writing that it elects not to include such Backlog in the Purchased Assets not later than five (5) Business Days after being notified by Seller of such Backlog, which notice shall include the nature of each product to be delivered, timetable of all deliverables, sales price, specific payment terms, and other material terms and conditions and the product cost for each product.

“Business” the business conducted by Seller of manufacture, production, marketing, sales and distribution of, and provisions of related services for, products that enable (i) governmental and law enforcement agencies to perform interception, surveillance, retention, analysis and distribution of content and traffic data derived from all types of voice and data communications networks and (ii) compliance by operators of all types of voice and data communication networks with lawful interception regulations applicable to them.

“Business Day” means any day of the year on which national banking institutions in New York and Israel, are open to the public for conducting business and are not required by law to close.

“Business Intellectual Property” means the Joint Software, the Transferred Software, the Licensed Modules, the Transferred Patent, the Licensed Patents, the Transferred Trademarks, the Licensed Trademarks, the Transferred Copyright, the Joint Copyright, the Licensed Trade Secrets, the Transferred Trade Secrets, the Joint Trade Secrets and all intellectual property rights therein.

“Business Trade Secrets” means the Joint Trade Secrets, the Licensed Trade Secrets and the Transferred Trade Secrets, that are collectively described in Schedule 2.1B(2).

“Consultants” means all Persons, with whom Seller or any of its Subsidiaries has entered into a binding arrangement, whether written or oral, in effect as of the date hereof, pursuant to which such Person provides services to Seller or any of its Subsidiaries in connection, primarily, with or with respect to the Business or the Purchased Assets and who are listed in Schedule 1.1(c) under the title “consultants”.

“Contract” means any contract, agreement, indenture, note, bond, loan, lease, commitment, consensual obligation, binding promise, undertaking, understanding or other arrangement or agreement, whether written or oral.

“Contracts For Subcontracting” means the Contracts listed in Schedule 2.5(d) as well as any Contract relating to a Backlog created after the date hereof and rejected by Purchaser from being included in the Purchased Assets, any Contract relating to an Account Receivable rejected by Purchaser under Section 2.1(a) and any Contract rejected by Purchaser under Section 2.1(e).

“Documents” means all files, documents, instruments, correspondence, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, customer lists, customer files, supplier lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing and advertising documentation (sales brochures, flyers, pamphlets, promotional materials, web pages, etc.), and other similar materials, in each case in whatever form, including printed and electronic media.

“ECI Intellectual Property” means those items of Intellectual Property owned by ECI Telecom Ltd. as listed in Schedule 1.1(b).

“Employees” means all individuals who are employed by Seller or its Subsidiaries as of the date hereof in connection with the Business and listed in Schedule 1.1(c) hereof under the title “employees”, together with individuals who are hired in respect of the Business as employees of Seller or its Subsidiaries after the date hereof in accordance with the terms hereof.

“Excluded Contracts” means any Contract other than the Purchased Contracts.

“GAAP” means generally accepted accounting principles in effect in the United States on the date on which they are to be applied pursuant to this Agreement, applied consistently throughout the relevant periods.

“Governmental Body” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign or other government, (c) governmental, quasi governmental or regulatory body of any nature, including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, organization, unit, or body, or (d) court, public or private arbitrator or other public tribunal.

“Hardware” means any and all computer and computer-related hardware or equipment, including, but not limited to, computers, file servers, facsimile servers, scanners, color printers, laser printers and related peripherals.

“Intellectual Property” means all intellectual property rights, of whatever kind, whether or not patentable, including all: (i) patents, designs and utility models and applications therefor, including continuations, divisionals, continuations-in-part, re-examinations, renewals, extensions, provisionals and reissues of patent applications and patents issuing thereon and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures (collectively, “Patents”), (ii) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and addresses and general-use e-mail addresses, together with the goodwill associated with any of the foregoing throughout the world, and all applications, registrations and renewals thereof (collectively, “Marks”), (iii) copyrights and registrations and applications therefor, including in and to works of authorship, moral rights, mask works and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations, collective works, and derivative works thereof (collectively, “Copyrights”), and (iv) Software.

“Israel Antitrust Law” means the Restrictive Business Practices Law, 5748-1988.

“Joint Copyright” means the Copyrights relating to the Joint Software and its related Documents.

“Joint Intellectual Property” means the Joint Copyright, the Joint Software and the Joint Trade Secrets.

“Joint Software” means the Software listed on Schedule 2.1B(1).

“Joint Trade Secrets” means those Trade Secrets owned by Seller which are related to the Joint Software or the Joint Copyright.

“Knowledge of Seller” or “Seller’s Knowledge” means the knowledge of the officers, directors and other employees of Seller and its Subsidiaries set forth in Schedule 1.1(d). An individual will be deemed to have “Knowledge” of a particular fact or matter if such individual is actually aware of such fact or matter or if such individual should have become aware of such fact or matter in the course of performing his or her duties, provided that with respect to certain individuals no longer serving as officers of Seller, their knowledge shall be deemed only as of the date set forth next to their name in Schedule 1.1(d).

“Law” means any federal, state, local, municipal, foreign or other law (including common law), statute, legislation, constitution, code, Order, edict, decree, proclamation, treaty, convention, directive, ordinance, rule, regulation, permit, ruling, determination, decision, interpretation or other requirement that is issued, enacted, adopted, passed, approved, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body and is applicable to and binding upon the relevant Person.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, litigation, proceeding (including civil, criminal, administrative, investigative or appellate proceeding), at law or in equity by or before any Governmental Body.

“Liability” means any debt, obligation or liability, absolute or contingent, accrued or unaccrued, direct or indirect, known or unknown, liquidated or unliquidated, or due or to become due, whether in contract, tort, strict liability or otherwise and whether implied, vicarious, derivative, joint, several or secondary.

“Licensed Copyright” means the Copyrights in the Licensed Modules and its related Documents.

“Licensed Modules” means the Software listed on Schedule 2.1A(2).

“Licensed Patents” means the Patents listed on Schedule 2.1A(1).

“Licensed Trademarks” means the Marks listed on Schedule 2.1A(3).

“Licensed Trade Secrets” means those Trade Secrets owned by Seller which are related to the Licensed Modules and Licensed Patents.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, preference, lease, charge, option, right of first refusal, easement, trust, equitable interest, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance, interference, defect in title, impediment of title, impairment of title, imperfection of title, existing or known to be pending restriction on the use of any asset or the possession, exercise or transfer of any attribute of ownership of any asset, or any claim with respect to any of the foregoing.

“Material Adverse Effect” means any event, change or effect that, when taken individually or together with all other adverse events, changes or effects, is or is reasonably likely (a) to be materially adverse to the Purchased Assets, as a whole, provided that such event, change or effect does not cause or is reasonably likely to cause similar reduction of the Assumed Liabilities; or (b) to be materially adverse to the Business as a whole and to the ability of the Purchaser to continue such Business after the Closing as conducted prior to the Closing (assuming the accuracy of all the representations and warranties of Seller); or (c) to prevent or materially delay consummation of the transactions contemplated by this Agreement or performance by Seller or any Subsidiary of any material obligations under this Agreement or the Seller Documents, excluding any such effect described in clauses (a) – (c) above, resulting from or arising in connection with (i) the performance of this Agreement, the transactions contemplated hereby or the announcement hereof, (ii) changes or conditions generally affecting the industries or markets related to the Business, and (iii) changes in general economic, capital markets, regulatory or political conditions.

“Material Purchased Contracts” means the following Purchased Contracts: (a) customer agreements involving the receipt or payment in 2002 or thereafter of more than $150,000 annually or involving continued performance of services by Purchaser after the Closing; (b) Contracts involving the obligation of Seller or any Subsidiary (with respect to any portion of the Business) to purchase products, materials, supplies, advertising, equipment or services for more than $150,000 annually; (c) joint venture or partnership agreements and Contracts providing for the formation of a joint venture, long-term alliance or partnership or involving an equity investment or sharing of profits by Seller or any Subsidiary (with respect to any portion of the Business); (d) Contracts (including employment Contracts) that by the express terms affect or limit the freedom in any material manner of the Business or any portion thereof, or any of the Purchased Assets, to compete in any line of business or with any Person or in any geographic area; (e) Contracts (or a group of related Contracts) under which Seller or any Subsidiary (in each case, with respect to any portion of the Business or any of the Purchased Assets or Assumed

Liabilities) has created, incurred, assumed, or guaranteed any indebtedness or that relates to the lending of amounts, in excess of $250,000 or providing for the creation of any Lien upon any Purchased Asset; (f) leases, subleases or similar agreements under which Seller or any Subsidiary is a lessee or sublessee of tangible personal property used or held for use in any portion of the Business, of which the annual rent for such portion is in excess of $50,000; (g) joint research and development Contracts involving the Business; (h) Contracts concerning the marketing or distribution by Third Parties of any products or services of the Business (including Contracts requiring the payment of any sales or marketing or distribution commissions or granting to any Person rights to market, distribute or sell such products or services); (i) other Contracts relating to the Business which were entered into other than in the Ordinary Course of Business involving annual payments to or from Third Parties in excess of $50,000; (j) other Contracts relating to the Business which involve annual payments in excess of $50,000 or are with any Affiliate of the Seller or any Subsidiary; (k) any Contract obligating the Seller or any Subsidiary (in each case, with respect to any portion of the Business or any of the Purchased Assets or Assumed Liabilities) to guarantee the performance of any other Person; (l) any Contract with any Governmental Body; (m) any power of attorney, proxy or similar instrument (in each case, with respect to any portion of the Business or any of the Purchased Assets or Assumed Liabilities); (o) any requirement or output Contract relating to the Business; and (p) any Contract relating to the Business to indemnify any Person or to share in or contribute to the Liability of any Person.

“Material Purchased Intellectual Property Licenses” means the Purchased Intellectual Property Licenses listed on Schedule 1.1(e).

“Ministry of Defense” means the Ministry of Defense of the State of Israel.

“MOD IP” the Software owned by the Ministry of Defense and listed on Schedule 1.1(e-1).

“Order” means any temporary, preliminary or permanent order, injunction, judgment, decree, edict, pronouncement, determination, reported decision, published opinion, verdict, sentence, stipulation, subpoena, ruling, writ, assessment or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel or any Contract with any Governmental Body that is or has been entered into in connection with any Legal Proceeding.

“Ordinary Course of Business” describes any action taken by the Seller or its Subsidiaries if such action is consistent with the ordinary and usual course of normal operations of the Business through the date hereof consistent with past practice.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization, Governmental Body or other entity.

“Purchased Contracts” means all Contracts listed on Schedule 2.1(e). Regarding certain Contracts specified in such Schedule, Purchaser shall notify Seller at least five Business Days prior to Closing whether it wishes to included them as Purchased Contracts.

“Purchased Equipment” means all equipment and other tangible personal property owned by Seller and its Subsidiaries in the conduct of the Business, including all Hardware, in each case, which are set forth on Schedule 2.1(c).

“Purchased Intellectual Property Licenses” means any grant to Seller or any of its Subsidiaries of a right to use a Third Party’s Intellectual Property which is listed on Schedule 1.1(f).

“RFP’s” means requests for proposals or similar tender documents issued by any Government Body in which the Seller or any Subsidiary participated as part of the Business.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) computer-based databases and compilations, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all Documents including user manuals and other training documentation related to any of the foregoing.

“Subsidiary” means any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by Seller.

“Tax” or “Taxes” means (i) any and all taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, alternative or add-on minimum tax, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, premium, environmental or windfall profit tax, and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any liability in respect of any items described in clauses (i) and/or (ii) payable by reason of contract, assumption, transferee liability, or operation of Law.

“Taxing Authority” means the U.S. Internal Revenue Service, the Israeli Income Tax Authority and any other Governmental Body responsible for the imposition, assessment, collection or administration of any Tax.

“Tax Return” means any return, statement, declaration, notice, certificate, report or other document that is or has been filed with or submitted to, or is or was required to be filed with or submitted to any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law related to any Tax (including any attachments thereto, and any amendment thereof) including, but not limited to, any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes Seller, any of its Subsidiaries, or any of their Affiliates.

“Third Party” means any Person not an Affiliate of the other referenced Person or Persons.

“Trade Secrets” means trade secrets under applicable law and other proprietary rights in discoveries, concepts, ideas, know-how, formulae, inventions, compositions, manufacturing and production processes and techniques, technical data, procedures, designs, drawings, specifications, databases, algorithms, methods, programs, subroutines, tools, apparatus, improvements, customer lists, supplier lists, pricing and cost information, and business and marketing information, plans and proposals, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Transfer Taxes” means all federal, state, local and foreign sales, use, transfer, recording, stamp duty, or similar Taxes that may be imposed in connection with this Agreement, the transfer of the Purchased Assets or assumption of the Assumed Liabilities, together with any interest, additions to Tax or penalties with respect thereto and any interest in respect of such additions to Tax or penalties.

“Transferred Copyright” means the Copyrights relating to the Transferred Software and its related Documents.

“Transferred Patent” means the Patent listed on Schedule 1.1(h).

“Transferred Software” means the Software listed on Schedule 1.1(g).

“Transferred Trademarks” means the Marks listed on Schedule 1.1(i).

“Transferred Trade Secrets” means the Trade Secrets owned by Seller which are related to the Transferred Software and the Transferred Copyright.

“Version 2.2” means the Software in the process of development by Seller as described more fully in Schedule 1.1(j).

1.2	Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
Accounting Referee	3.3(c)
Additional Asset	2.5(c)
Assumed Liabilities	2.3
Balance Sheet	5.5(b)
Basket	10.4
Business	1.1
Business Assets	5.7
Business Financials	7.10
Business Insurance Policies	2.5(g)
Claim	10.3
Closing	4.1
Closing Date	4.1
Closing Statement	3.3(a)
Closing Net Assets	3.3(a)
Completion Date	2.5(d)
Copyrights	1.1 (in Intellectual Property definition)
Excluded Accounts Receivable	2.2(a)
Excluded Assets	2.2
Excluded Liabilities	2.4
Expenses	10.2(a)(5)
Financial Statements	5.5(a)
Investment Center	5.4(b)
Joint Intellectual Property	2.1(f)
Losses	10.2(a)(i)
Marks	1.1 (in Intellectual Property definition)
Minimum Level	10.5
NDA Agreements	2.5(f)
Net Assets	3.3(a)
New Hire Method	8.1(a)
Non-Assignable Asset	2.5(b)
OCS	5.23(b)
Patents	1.1 (in Intellectual Property definition)
Purchase Price	3.1
Purchased Accounts Receivable	2.1(a)
Purchased Assets	2.1
Purchased Personal Property Leases	2.1(c)
Purchased Proposals	2.1(i)

Term	Section
Purchaser	Recitals
Purchaser Documents	6.2
Purchaser Indemnified Parties	10.2(a)
Purchaser Related Confidential Information	7.6(g)
Purchaser Restricted Business	7.6(b)
QSS	7.12
Redundant Asset	2.5(c)(ii)
Rollover Method	8.1(a)
SEC	5.5(c)
Seller	Recitals
Seller Documents	5.3
Seller Indemnified Parties	10.2(b)
Seller Related Confidential Information	7.6(h)
Seller Restricted Business	7.6(a)
Signing Net Assets	3.3(a)
Signing Statement	3.3(a)
Subcontracting Agreement	2.5(d)
Survival Period	10.1
Target Employees	8.1(a)
Transferred Employees	8.1(a)
Trustee	3.2
VAT Amount	3.23.2

1.3	Other Definitional and Interpretive Matters.

(a)	Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period. If the last day of any period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars. Any reference in this Agreement to $ or dollars shall mean U.S. dollars.

Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number shall include the plural and vice versa.

Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Herein. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(b)	The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

2.1	Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall (or shall cause its designated Affiliate or Affiliates to), in consideration for the receipt by Seller of the Purchase Price in accordance with Sections 3.1, 3.2 and 3.3, purchase, acquire and accept from Seller and its Subsidiaries, and Seller shall (and shall cause its Subsidiaries to) sell, transfer, assign, convey and deliver to Purchaser (or its designated Affiliate or Affiliates) all of Seller’s and its Subsidiaries’ right, title and interest in, to and under the Purchased Assets, free and clear of all Liens.

“Purchased Assets” shall mean the following assets:

(a)	(i) the Accounts Receivable arising after October 1, 2003 and outstanding as of Closing which are listed on Schedule 2.1(a) together with all related Contracts and all related Liabilities that arise from facts or circumstances occurring after the Closing, as well as such Accounts Receivable arising after the date hereof and prior to Closing which are not rejected by Purchaser as described below and such related Contracts and Liabilities that arise from facts or circumstances occurring after the Closing (the “Purchased Accounts Receivable”), provided that Seller shall provide Purchaser with a list of all Accounts Receivable that arise out of the Business between October 1, 2003 and the Closing Date at least five (5) Business Days after such Accounts Receivable are recorded on the Seller’s books, but in no event later than five (5) Business Days prior to the Closing Date and Purchaser shall have the right at Closing to (A) exclude any of the Accounts Receivables arising after October 1, 2003 (excluding those listed on Schedule 2.1(a)), in which case the related Contract shall become a Contract for Subcontracting, and (b) add any and all Excluded Accounts Receivable (as hereinafter defined) to such Schedule 2.1(a), provided that they include also all related Contracts and all related Liabilities that arise from facts or circumstances occurring after the Closing, at a purchase price equal to 95% of the remaining unpaid amount of such additional Account Receivable; (ii) all Backlog created prior to the date hereof and included in Schedule 1.1(a) and all Backlog created after the date hereof and not rejected by Purchaser in accordance with this Agreement, in each case, together with all related Contracts and all related Liabilities that arise from facts or circumstances occurring after the Closing;

(b)	[omitted]

(c)	the Purchased Equipment and the personal property leases (the “Purchased Personal Property Leases”) set forth on Schedule 2.1(c);

(d)	the Purchased Intellectual Property Licenses, it being acknowledged that (i) with respect to all Purchased Intellectual Property Licenses that are not Material Purchased Intellectual Property Licenses, then to the extent that a consent of a Third Party is required for the assignment of such Purchased Intellectual Property Licenses to Purchaser, then the inclusion of such Purchased Intellectual Property Licenses in the Purchased Assets shall be subject to obtaining such consent of such Third Party which Seller shall use best commercial efforts to obtain, and (ii) to the extent that any Purchased Intellectual Property License relates also to Seller’s business or operations other than the Business, then, at Seller’s election, in lieu of such license being transferred and assigned to Purchaser as a Purchased Asset, Seller may cause the grant of a new identical license from the relevant vendor to Purchaser so as to allow Seller to continue to be a party to the existing Purchased Intellectual Property License for the purpose of its other business activities, except for the Business;

(e)	subject to the provision in Section 2.1(a) above, all rights of Seller and its Subsidiaries under the Purchased Contracts; provided, however, that if prior to the Closing, Seller fails to complete any deliverable pursuant to a Purchased Contract Purchaser may notify Seller that it has elected to exclude such Contract from the Purchased Assets and such Contract will be considered an Excluded Asset, in which case such Contract will become a Contract for Subcontracting;

(f)	(i) all Documents that are used or held for use in, or that arise out of, the Business and are not related to any Excluded Asset or Excluded Liability, (ii) all Documents that relate to the Transferred Patent, the Transferred Software, the Transferred Trade Secrets or the Transferred Trademarks, and (iii) copies of Documents (x) relating both to the Business and to the Excluded Assets and Excluded Liabilities and (y) relating to any Joint Intellectual Property;

(g)	all Permits used or held for use as of Closing in the Business or relating to the Purchased Assets (or any portion thereof), except for any Permits that are corporate Permits of Seller or any Subsidiary, such as Permits that qualify Seller or such Subsidiary to operate in any jurisdiction, and except for Permits that relate generally to the operations or Seller or any Subsidiary and not specifically with respect to the operation of the Purchased Assets;

(h)	[omitted];

(i)	all proposals submitted by Seller prior to the date hereof to potential customers of the Business which proposals are still outstanding, whether or not as a response to RFP’s, (a) that are listed in Schedule 2.1(i) hereof or (b) which Seller will submit after the date hereof and prior to Closing and to which Purchaser did not object in writing after being provided with a five (5) Business Day prior notice thereof by Seller, which notice shall include a summary of the nature of each product to be delivered under such proposal, timetable of all deliverables, sales price, specific payment terms, and other material terms and conditions and the then estimated product cost for each product (the “Purchased Proposals”);

(j)	all rights of Seller and its Subsidiaries under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to or affecting any Purchased Assets;

(k)	subject to Section 2.5(g) hereof, all Third Party property and casualty insurance proceeds to the extent received or receivable after Closing in respect of any of the Purchased Assets;

(l)	all performance and other bonds, security and other deposits, advances, advance payments, prepaid credits and deferred charges related to any Purchased Contracts;

(m)	all rights in, to and under claims for refunds, rebates or other discounts due from suppliers or vendors and rights to offset in respect thereof under the Purchased Contracts and arising after the Closing Date; and

(n)	the Joint Intellectual Property, subject to Section 2.1B, the Transferred Patents, the Transferred Software, and the Transferred Trademarks (including any goodwill associated therewith), the Transferred Copyright and the Transferred Trade Secrets.

2.1A	Licenses. (i) On the terms and subject to the conditions set forth in the Patent License Agreement in the form attached hereto as Exhibit K-1, at the Closing, Purchaser shall (or shall cause its designated Affiliate or Affiliates to) receive from Seller an irrevocable, perpetual, worldwide, royalty-free license for the Licensed Patents; (ii) on the terms and subject to the conditions set forth in the Module License Agreement in the form attached hereto as Exhibit K-2, at the Closing, Purchaser shall (or shall cause its designated Affiliate or Affiliates to) receive from Seller an irrevocable, perpetual, worldwide, royalty-

free license for the Licensed Modules and the Licensed Copyright and the Licensed Trade Secrets and Seller shall receive from Purchaser an irrevocable, perpetual, worldwide, royalty-free license for certain modules included in the Transferred Software and the Copyright and Trade Secrets associated therewith; and (iii) on the terms and subject to the conditions set forth in the Trademark License Agreement in the form attached hereto as Exhibit K-3, at the Closing, Purchaser shall (or shall cause its designated Affiliate or Affiliates to) receive from Seller an irrevocable, perpetual, worldwide, royalty-free license for the Licensed Trademarks; (iv) on the terms and subject to the conditions set forth in the Patent License Back Agreement in the form attached hereto as Exhibit O, at the Closing, Seller shall (or shall cause its designated Affiliate or Affiliates to) receive from the Purchaser an irrevocable, perpetual, worldwide, royalty-free license for the Transferred Patent.

2.1B	Joint Intellectual Property. At the Closing, Seller and Purchaser shall enter into a Joint Intellectual Property Agreement in the form of Exhibit L hereto under which the Joint Intellectual Property will become jointly owned by Seller and Purchaser under the terms and conditions set forth therein.

2.2	Excluded Assets. Notwithstanding anything in Section 2.l to the contrary, it is hereby expressly acknowledged and agreed that the Purchased Assets shall not include, and neither Seller nor any of its Subsidiaries is selling, transferring, assigning, conveying or delivering to Purchaser and Purchaser is not purchasing, acquiring or accepting from Seller or any of its Subsidiaries, any of the rights, properties or assets, whether tangible or intangible, real, personal or mixed which are not defined as Purchased Assets under this Agreement, including, without limitation the assets set forth or described below (the “Excluded Assets”):

(a)	any Accounts Receivable other than the Purchased Accounts Receivable set forth on Schedule 2.1(a) as of the Closing Date (the “Excluded Accounts Receivable”), cash, cash equivalents, marketable securities (including short and long term marketable bonds), bank deposits or similar cash items of Seller or any of its Subsidiaries, including intercompany receivable cash balances between the Seller or any of its Subsidiaries and any other Affiliate of the Seller;

(b)	the Excluded Contracts;

(c)	[omitted];

(d)	any equity securities of Seller in its Subsidiaries; and

(e)	any rights of Seller or any Subsidiary in any real property, whether or not used in the Business, whether owned or leased.

2.3	Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing Purchaser shall (or shall cause its designated Affiliate or Affiliates to) assume and acquire, effective as of the Closing, the following liabilities of Seller and its Subsidiaries (collectively, the “Assumed Liabilities”), subject to adjustment under Section 3.3:

(a)	all Liabilities under the Purchased Contracts and Backlog if any (except to the extent such Backlog is rejected by Purchaser in accordance with this Agreement) and under the Purchased Intellectual Property Licenses, that arise from facts or circumstances occurring after the Closing or that under their terms are required to be performed after the Closing Date, including, without limitation, all warranty, support and maintenance obligations arising under the Purchased Contracts which are required to be performed after the Closing Date, including with respect to products and services delivered by Seller prior to Closing, and all delivery and performance obligations arising in connection with the purchased Backlog;

(b)	all Liabilities of Seller or its Subsidiaries set forth in the Signing Statement in such amounts as shall be adjusted for Closing pursuant to the Closing Statement and in accordance with Section 3.3(a);

(c)	all Liabilities relating to any Purchased Assets, including, without limitation, the Purchased Equipment, the Purchased Personal Property Leases, Purchased Intellectual Property Licenses, Transferred Patents and Transferred Trademarks, that arise from facts or circumstances occurring after the Closing; all Liabilities that arise from use by Purchaser of the Joint Intellectual Property after Closing; and all Liabilities that arise from use by Purchaser of the Licensed Patent, the Licensed Modules, the Licensed Trade Secrets or the Licensed Trademarks after the Closing;

(d)	any Liabilities for Taxes that relate to the Purchased Assets or the Assumed Liabilities arising after Closing (not including such Liabilities pending or undisclosed prior to Closing); and

(e)	all obligations under the Purchased Proposals.

2.4	Excluded Liabilities. Purchaser will not assume or be liable for any Excluded Liabilities. “Excluded Liabilities” shall mean all Liabilities of Seller and its Subsidiaries arising out of, relating to or otherwise in respect of (i) Excluded Assets or (ii) all other Liabilities of Seller (whether or not relating to the Business) other than the Assumed Liabilities, including the following Liabilities:

(a)	any Liabilities in respect of any and all (i) products sold and/or purchased and/or (ii) services performed and/or received by Seller or its Subsidiaries on or before the Closing Date except to the extent necessary to perform support, maintenance, warranty and similar obligations as referred to in Section 2.3(a);

(b)	except to the extent specifically provided in Article VIII, any Liabilities arising out of, relating to or with respect to (i) the employment or performance of services, or termination of employment or services by Seller or any of its Affiliates of any individual on or before the Closing Date, and (ii) workers’ compensation claims or claims for vacation payments, recuperation payments or other similar benefits against Seller or any of the Subsidiaries and any Liability arising from accidents, occurrences, misconduct, negligence, breach of fiduciary duty or statements made or omitted to be made (including libelous or defamatory statements), in each case that arose or relate to the period on or before the Closing Date, irrespective of whether such claims are made prior to or after the Closing;

(c)	any Liabilities arising out of, under or in connection with Contracts that are not Purchased Contracts, including any Liabilities to agents arising in connection with any Excluded Contract, except as set forth in Section 2.3(b) or 2.3(c);

(d)	with respect to Purchased Contracts, any Liabilities that arise from facts or circumstances occurring prior to the Closing Date, except to the extent necessary to perform support, maintenance, warranty and similar obligations as referred to in Section 2.3(a), and Liabilities in respect of a breach by or default of Seller or any Affiliate of Seller under such Purchased Contracts with respect to any period prior to Closing;

(e)	any Liabilities arising out of, under or in connection with any indebtedness of Seller or any of the Subsidiaries;

(f)	any Liabilities in respect of intercompany payables;

(g)	any Liabilities for (i) Taxes of Seller or any Subsidiary, except as set forth in Section 2.3(d), (ii) Taxes that relate to the Purchased Assets or the Assumed Liabilities for taxable periods (or portions thereof) ending on or before the Closing Date, and (iii) payments under any Tax allocation, sharing or similar agreement (whether oral or written);

(h)	any Liabilities in respect of any pending or threatened Legal Proceeding, and any Liability arising out of, relating to or otherwise in respect of (i) the operation of the Business on or prior to the Closing Date, or (ii) any Excluded Asset; and

(i)	any Liabilities relating to claims of any Employees related to the period prior to the Closing.

2.5	Further Conveyances and Assumptions; Consent of Third Parties.

(a)	From time to time following the Closing and without additional consideration to the Seller, Seller and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver in a reasonably prompt manner, all such further conveyances, notices, assumptions, releases and such other instruments, and shall take such further actions, in each case, as may be commercially reasonably necessary or appropriate to assure fully to Purchaser and its respective successors or assigns, all of the properties, rights, titles, interests, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement and the Seller

Documents and to assure fully to Seller and its Affiliates and their successors and assigns, the assumption of the Assumed Liabilities and the Seller Documents, and to otherwise make effective the transactions contemplated hereby and thereby provided that each party shall bear its own expenses in connection with the foregoing. Purchaser and Seller shall cooperate in good faith after the Closing in order to obtain the approval of the Investment Center for the transfer of benefits under portions of the Approved Enterprise programs granted to Seller that are related to the Purchased Assets.

(b)	Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Purchased Asset, including any Contract, Permit, certificate, approval, authorization or other right, which by its terms or by Law is nonassignable without the consent of a Third Party or a Governmental Body or is cancelable by a Third Party in the event of an assignment (“Nonassignable Assets”) unless and until such consent shall have been obtained. Without limitation of the foregoing, to the extent that the parties do not receive the consent of QSS to the assignment of the QSS Agreement as a Purchased Contract hereunder, then the QSS Agreement shall be deemed to be a Nonassignable Asset. Seller and Purchaser shall, and shall cause their Affiliates to, use their reasonable best efforts to obtain such consents prior to the Closing Date. To the extent permitted by applicable Law, in the event consents to the assignment thereof cannot be obtained, then, such Nonassignable Assets shall be held, as of and from the Closing Date, by Seller or the applicable Affiliate of Seller in trust for Purchaser and the covenants and obligations thereunder shall be performed by Purchaser in Seller’s or such Affiliate’s name and all benefits and obligations existing thereunder shall be for Purchaser’s account, provided that all costs of Seller, approved by Purchaser in advance, in performing such actions shall be borne and paid by Purchaser and Purchaser agrees to provide to Seller such assurances as reasonably necessary for the payment of such expenses. Seller shall take or cause to be taken at Purchaser’s expense such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and Seller or the applicable Affiliate of Seller shall promptly pay over to Purchaser all money or other consideration received by it in respect of all Nonassignable Assets. As of and from the Closing Date, Seller on behalf of itself and its Affiliates authorizes Purchaser, to the extent permitted by applicable Law and the terms of the Nonassignable Assets, at Purchaser’s expense, to perform all the obligations, assume all liabilities and receive all the benefits of Seller or its Affiliates under the Nonassignable Assets and appoints Purchaser its attorney-in-fact to act in its name on its behalf or in the name of the applicable Affiliate of Seller and on such Affiliate’s behalf with respect thereto. The Purchaser shall indemnify Seller and hold Seller harmless from and against all Losses related to any actions of Seller under the Nonassignable Assets, which are made in accordance with this Section 2.5(b), or any breach caused by Purchaser of any covenant or agreement under the Nonassignable Assets and the provisions of Section 10 shall apply, mutatis mutandis. Seller shall not be required to take any action with respect to any Nonassignable Asset unless instructed by Purchaser in writing to take such action, and in the event that any failure to take action because of failure of Purchaser to instruct Seller to take such action results in any Liability, then Purchaser shall be solely responsible for such Liability, provided that Seller shall provide Purchaser with any information brought to the knowledge of Seller or known by Seller regarding any such Nonassignable Asset or action to be taken as soon as Seller becomes aware of such information, and to the extent Seller is aware that any instructions from Purchaser are required, Seller shall seek such instructions.

(c)	(i) In case that during the period of 24 months following the Closing Purchaser discovers any Software, Copyright, Trade Secret or other item of Intellectual Property or other asset owned by Seller and used in conducting the Business prior to Closing (an “Additional Asset”), which is not included in the Purchased Assets or the Business Intellectual Property and is material for the ability of Purchaser to continue to conduct the Business in the manner conducted by immediately prior to Closing, then Purchaser may request Seller in writing to license or transfer such Additional Asset, as applicable under this Section, to Purchaser in accordance with the provisions hereunder, as if such item had been identified as a Purchased Asset or Business Intellectual Property under this Agreement and the Exhibits thereto. As soon as practicable after receipt by Seller from Purchaser of such request as aforesaid, Seller shall provide written confirmation (unless Seller in good faith believes that such Additional Asset should not be so treated) and, such item shall be deemed to have been transferred or licensed as described in this Section. If Seller so discovers any such Additional Asset, it shall notify Purchaser and, at Purchaser’s written request, Seller shall be deemed to have licensed or transferred such Additional Asset to Purchaser in accordance with the terms of this Section. Such Additional Asset will be treated as follows: (A) any such Additional Asset that constitutes Software or Copyright which is significantly used in the Business, and any Trade Secret (other than as described in clause (C) below), shall become Joint Intellectual Property which is subject to the Joint Intellectual Property Agreement, (B) any such Additional Asset that constitutes any other item of Intellectual Property or other asset, in each case, whose dominant use is in the Business shall be transferred to Purchaser and shall be deemed to be part of the Purchased Assets, (C) any such other Additional Asset that constitutes any item of Intellectual Property whose dominant use is not in the Business shall become subject to the Patent License Agreement, in the case of a Patent, or the Module License Agreement in the case of Software, Copyright or Trade Secret, and (D) any such Additional Asset which constitutes another asset whose dominant use is not in the Business shall be made available for the use by Purchaser, to the extent necessary to conduct the Business in the manner conducted by Seller immediately prior to Closing, in each case, for no additional consideration to Seller.

(ii) In case that during the period of 24 months following the Closing, Seller discovers any Software, Copyright, Trade Secret or other item of Intellectual Property or other asset that was included as a Purchased Asset, Licensed Module,

Licensed Trade Secret, or Licensed Copyright, but was not used in the Business as conducted by Seller prior to the Closing (a “Redundant Asset”), then, Seller may request Purchaser in writing to eliminate such Redundant Asset from the Purchased Assets, Licensed Modules, Licensed Trade Secret, or Licensed Copyright as the case may be. As soon as practicable after receipt by Purchaser from Seller of such request as aforesaid, Purchaser shall provide written confirmation (unless Purchaser in good faith believes that such Redundant Asset should not be so treated) and, such item shall be deemed to have been eliminated from the list of Purchased Assets, Licensed Module, Licensed Trade Secret, or Licensed Copyright, as the case may be. If Purchaser so discovers any such Redundant Asset, it shall notify Seller and, at Seller’s written request, such Redundant Asset shall be deemed to have been eliminated from the list of Purchased Assets, Licensed Module, Licensed Trade Secret, or Licensed Copyright, as the case may be.

(d)	(i) On the Closing Date, Purchaser and Seller will enter into subcontracting agreements, in substantially the forms of Exhibits A1 – A3 hereto (the “Subcontracting Agreements”), with respect to each of the Contracts for Subcontracting. Purchaser (or through its successors and permitted assigns) undertakes to continue to preserve, own and hold all Purchased Assets and all licenses received under the Patent License Agreement and Module License Agreement and to continue to employ adequate and professional personnel in a manner that will allow Purchaser to provide the subcontracting services under and in accordance with the Subcontracting Agreements.

(ii) To the extent that any Contract for Subcontracting contains a confidentiality provision of customary scope or there exists a separate non disclosure agreement with the relevant customer that covers also the confidential information of Purchaser as a subcontractor of Seller, then for the purpose of the confidential information of Purchaser, such confidentiality provision shall be deemed to be an NDA Agreement under Section 2.5(f) below. To the extent that any Contract for Subcontracting does not contain a customary confidentiality provision or there is no separate non disclosure agreement that covers also the confidential information of Purchaser, then as part of the consent of the particular customer under the Contract for Subcontracting that will be sought for the retention of Purchaser as a subcontractor under the Contract for Subcontracting, Seller will include in such consent either (a) a provision that extends the existing confidentiality provision or separate non disclosure agreement with such customer to extend its scope to cover also confidential information of Purchaser or (b) a new customary confidentiality provision such that the customer will agree to maintain the confidentiality of the Purchaser’s confidential information which agreement shall be deemed to be for the benefit of Purchaser. No Subcontracting Agreement for a particular Contract for Subcontracting will come into affect until it is confirmed that either such Contract may be deemed to be an NDA Agreement, or that a confidentiality provision with respect to such Contract for Subcontracting is included in the consent under (a) or (b) above.

(e)	All amounts collected or to be collected under any Excluded Contract, including the Contracts referred to in Section 2.5(d), and any Excluded Accounts Receivable or items excluded from the Backlog and all Contracts for Subcontracting, shall be solely for the benefit of and shall be paid solely to, the Seller. To the extent any such amounts are paid by a Third Party to Purchaser, then Purchaser shall promptly forward such amounts in full to Seller. To the extent any amount due to Purchaser under a Purchased Account Receivable is paid by a Third Party to Seller, then Seller shall promptly forward such amounts in full to Purchaser.

(f)	The Purchaser shall be entitled to benefit from the rights of the Seller under all the non-disclosure, non-competition (including non-solicitation, to the extent there is an actual breach thereof) and assignment agreements (not including the exhibits attached to this Agreement), provisions and arrangements to which the Seller is a party, which are related to the Purchased Assets, the Business Intellectual Property or current or former employees of Seller who are or were engaged in the Business including the former CEO of Seller (the “NDA Agreements”) solely to the extent that such NDA Agreements relate to the Purchased Assets, or the Business Intellectual Property or former or current employees of Seller who are or were engaged in the Business, and to the extent related to the Business, in whole or in part. A true and correct copy of the provisions constituting the NDA Agreement of Seller’s former CEO that was part of an agreement between Seller and such former CEO entered into in January 2004 in connection with the termination of his employment has been delivered to Purchaser. In case of a claimed infringement or breach by any Third Party under an NDA Agreement related to the Purchased Assets or the Business Intellectual Property, to the extent related to the Business, in whole or in part, or by such current or former employee, at the request of the Purchaser, Seller shall institute Legal Proceedings and take any other reasonable actions, at the reasonable direction of Purchaser, against such infringing or breaching party. All the expenses incurred by Seller, including reasonable fees for the time spent by Seller’s employees, shall be borne and paid by Purchaser (unless such Legal Proceedings also relate to protection of Seller’s rights relating to activities other than the Business or to the Joint Intellectual Property, in which case such expenses shall be borne by Seller and Purchaser equally), and Seller shall not be required to take any such actions unless all such expenses are paid in advance or are otherwise guaranteed by Purchaser. Seller shall not (unless such Legal Proceedings also relate to protection of Seller’s rights relating to activities other than the Business or to the Joint Intellectual Property) settle or compromise or permit a default or consent to entry of any judgment without the consent of the Purchaser, which shall not be unreasonably withheld. Purchaser agrees to be bound by and comply with all obligations of Seller under such NDA Agreements. Nothing herein shall restrict Purchaser’s rights to pursue any action to which it is legally entitled independently of Seller.

Subject to the remainder of this paragraph, Seller will indemnify and hold Purchaser harmless for any Losses incurred by Purchaser due to a breach by the former CEO of Seller of the non-competition (including non-solicitation) provisions contained in his NDA Agreements referred to above. Such Losses shall be limited to the extent that Purchaser could have recovered for such breach had the underlying obligation been directly to Purchaser. Indemnification by Seller shall be in accordance with the provisions of Section 10.3, and shall be conditioned upon Seller collecting such amount of Losses from the former CEO for which Seller shall diligently prosecute and pursue other available remedies.

(g)	To the extent possible and without additional cost to Seller, Purchaser shall be added as a beneficiary to all insurance policies of Seller related to the Purchased Assets or the Business Intellectual Property which stay in force and effect following the Closing Date and which are listed in Schedule 2.5(g) (the “Business Insurance Policies”), provided the insurance company waives any right it might have against Seller for subrogation. In case Purchaser is not added as a beneficiary to a Business Insurance Policy, Purchaser shall be entitled to benefit from the rights of Seller under such Business Insurance Policies, and Seller shall take all reasonable actions, at the reasonable direction of Purchaser, in order to receive any amounts that are owed under any Business Insurance Policies related to Purchased Assets or the Business Intellectual Property. For avoidance of doubt, no Business Insurance Policy shall be required to be maintained after its currently scheduled expiration. All expenses incurred by Seller with respect to the foregoing, including reasonable fees for the time spent by Seller’s employees, shall be borne and paid by Purchaser, except that if proceedings for collection of funds under the Business Insurance Policy relate also to funds that are due to Seller with respect to business other than the Business, than such expenses shall be borne by Seller and Purchaser pro rata based on the amount of insurance proceeds actually paid to each party.

(h)	From the Closing and thereafter, subject to Purchaser’s compliance with its obligations under and performance of the services referred to in, the Subcontracting Agreements, Seller shall continue to perform its current customer Contracts that are listed as Contracts for Subcontracting in accordance with their terms, except to the extent that under such Contracts any good faith disputes arise with the relevant customer or Purchaser is permitted not to perform services to such customers. Purchaser agrees to perform its obligations under the Subcontracting Agreements with respect to the Contracts for Subcontracting and undertakes to act in good faith in its future dealings with the customers under such Contracts for Subcontracting so as to avoid the discontinuation of, or interference in, any of such Contracts for Subcontracting or the payment of any amounts to Seller thereunder.

(i)	Upon Purchaser’s prior written request provided to Seller at least five (5) Business Days prior to Closing, Purchaser shall be entitled to retain the Purchased Equipment in the premises of Seller for a period of no longer than two (2) weeks after Closing, provided that upon the expiration of such period Purchaser shall collect and deliver all such items, at Purchaser’s sole expense to Purchaser’s premises. During the period in which such items are retained in Seller’s premises, Seller shall not be required to take any action to preserve or maintain such items and shall have no liability or responsibility for such items or any damage caused to them, except for any damage caused by Seller’s gross negligence or willful misconduct for the initial two week period, and any damage caused by Seller’s willful misconduct for any period thereafter. In addition, Seller shall have no responsibility to insure any such items, and Purchaser shall be solely responsible for such insurance. Within seven (7) days prior to Closing, Purchaser may attach labels to such items to identify them as assets that are due to be transferred at Closing to Purchaser. In the event that Purchaser does not collect such items immediately after Closing, or if extended by up to two weeks as described above, upon the expiration of such period, then Purchaser shall pay to Seller, for each day of delay during which such items, in whole or in part, are held in Seller’s possession, a fee in the amount of $100 per day.

ARTICLE III

CONSIDERATION

3.1	Consideration. The aggregate consideration for the Purchased Assets shall be (a) an amount in cash equal to (i) $35 million, plus value added tax, (ii) plus 95% of the remaining unpaid amount of any Excluded Accounts Receivable added to Schedule 2.1(a) pursuant to Section 2.1(a), if any (collectively, the “Purchase Price”), and (b) the assumption of the Assumed Liabilities (together with the Purchase Price, the “Total Consideration”).

3.2	Payment of Purchase Price. On the Closing Date, Purchaser shall pay the Purchase Price to Seller, which shall be paid by wire transfer of immediately available funds into an account designated by Seller in writing at least five (5) Business Days prior to the Closing Date against delivery by Seller of a value added tax invoice and an exemption from withholding certificate (or, if Seller fails to so provide Purchaser with such exemption, Purchaser shall withhold any amounts required by law). Notwithstanding the foregoing, the value added tax included in the Purchase Price (the “VAT Amount”) shall be paid by wire transfer of immediately available funds into a trust account of Li. Me. Trustees 1992 Ltd. (the “Trustee”) and will be held in a current bank deposit as instructed by Purchaser in writing and upon confirmation in writing by Seller that the VAT Amount is due to be paid to the VAT authorities, the VAT Amount shall be released by the Trustee to Seller against receipt of a copy of a confirmation satisfactory to the Trustee that an amount equal to the VAT Amount was paid by Seller to the VAT authorities, provided that all interest earned on the VAT Amount until its release to Seller shall be released by the Trustee to Purchaser, net of any bank commissions and any related expenses. Purchaser and Seller shall execute Trustee’s standard trust documents in connection with the foregoing prior to Closing.

3.3	Net Assets Calculation.

(a)	Schedule 3.3(a)-1 hereto contains the balance sheet figures as of December 31, 2003, reflecting the value of the Purchased Assets calculated in accordance with GAAP, other than Excluded Accounts Receivable added to Schedule 2.1(a) pursuant to Section 2.1(a), and the balance sheet figures as of December 31, 2003, reflecting the value of the Assumed Liabilities, calculated in accordance with GAAP (the “Signing Statement”) and the net assets which is equal to the total Purchased Assets included therein less the total Assumed Liabilities included therein (the “Signing Net Assets”). At least seven days prior to the Closing, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Closing Statement”) and a certificate of an officer of Seller based on such Closing Statement in the form of Schedule 3.3(a)-2 setting forth Seller’s calculation of Closing Net Assets. The Closing Statement shall present the Net Assets as of the end of business on the Closing Date (“Closing Net Assets”). “Net Assets” means the balance sheet figures as of the Closing Date reflecting the value of the Purchased Assets calculated in accordance with GAAP, other than Excluded Accounts Receivable added to Schedule 2.1(a) pursuant to Section 2.1(a), reduced by the balance sheet figures as of the Closing Date reflecting the value of the Assumed Liabilities, calculated in accordance with GAAP. Seller will deliver, together with the Closing Statement, such supporting documentation as Purchaser shall reasonably request. The Closing Statement will include the full amount of the Purchased Equipment as of Closing, an accrual in the amount of $2 million in connection with Seller’s obligations to a certain customer for warranty and customization and the accruals mentioned in Section 8.1(c) and (d). At Closing, Purchaser and Seller shall execute a joint statement confirming the Closing Net Assets and the items and amounts thereof included in the calculation of the Closing Net Assets and such statement shall be final and binding on both parties.

(b)	If Purchaser disagrees with Seller’s calculation of Closing Net Assets included in the Closing Statement delivered pursuant to Section 3.3(a), Purchaser and Seller shall, during the five (5) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Net Assets.

(c)	If during such period, Purchaser and Seller are unable to reach such agreement, they shall promptly thereafter cause an accounting partner in the Israeli office of Pricewaterhousecoopers nominated by the managing partner of the Israeli office of Pricewaterhousecoopers (or if unable or unwilling to accept its mandate, an independent accountant to be mutually agreed upon by Purchaser and Seller) (such partner or other independent accountant, as the case may be, the “Accounting Referee”) to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Net Assets (it being understood that in making such calculation, the Accounting Referee shall be functioning as an expert and not as an arbitrator). In making such calculation, the Accounting Referee shall consider only those items or amounts in the Closing Statement as to which Purchaser has disagreed. The Accounting Referee shall deliver to Purchaser and Seller, as promptly as practicable (but in any case no later than ten (10) days from the date of engagement of the Accounting Referee), a report setting forth such calculation. Such report shall be final and binding upon Purchaser and Seller. The cost of such review and report shall be borne equally by Purchaser and Seller.

(d)	Purchaser and Seller shall, and shall cause their respective representatives to, cooperate and assist in the preparation of the Closing Statement and in the conduct of the review referred to in this Section 3.3, including, the making available to the extent necessary of books, records and personnel.

ARTICLE IV

CLOSING AND TERMINATION

4.1	Closing Date. Subject to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 hereof, the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Herzog, Fox & Neeman located at Asia House, 4 Weizman Street, Tel Aviv 64239, Israel (or at such other place as the parties may designate in writing) at 10:00 a.m. (Israel time) on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article IX, unless another time or date, or both, are agreed to in writing by the parties hereto.

4.2	Deliveries at Closing. At the Closing, the following actions and occurrences will take place, all of which shall be deemed to have occurred simultaneously and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered, until all actions are completed and all documents and certificates delivered.

(a)	Seller shall deliver to Purchaser:

(i)	a certificate signed by the Chief Financial Officer and another executive officer or director of Seller authorized to such effect by the Board Directors of Seller, in the form attached as Schedule 4.2(a)(i), dated the Closing Date, to the effect that each of the conditions specified in Sections 9.1(a) through (d) have been satisfied in all respects;

(ii)	a duly executed bill of sale in the form of Exhibit B hereto;

(iii)	a duly executed assignment and assumption agreement in the form of Exhibit C hereto, together with (A) duly executed and notarized assignments of all Transferred Patent, Transferred Software, Transferred Copyright, Transferred Trade Secrets and Transferred Trademarks in forms suitable for recordation with the U.S. Patent and Trademark Office and all counterparts in all foreign jurisdictions, (B) and such other general assignments of all other Intellectual Property purchased by Purchaser, as reasonably requested by Purchaser in order to validly effect the transfer thereof;

(iv)	a duly executed power of attorney if relevant, in the form of Exhibit D hereto, which will be delivered only if the Purchased Assets shall include any Backlog or Purchased Accounts Receivables and shall relate only to such Backlog and Purchased Accounts Receivable;

(v)	an opinion of Meitar, Liquornik, Geva & Leshem, Brandwein, counsel to Seller, in substantially the form of Exhibit E hereto;

(vi)	a summary of the information included in all notices provided by Seller to Purchaser unless rejected after the date hereof with respect to any Backlog and Accounts Receivable arising after October 1, 2003, as required under Sections 2.1(a) and 2.1(i), an updated list of Purchased Equipment, and an updated list of all Purchased Proposals, with their details and status;

(vii)	a certificate stating the amounts paid to QSS by Seller or its Subsidiaries during 2004 as described in Section 7.12;

(viii)	a certificate stating the balance of OCS grants net of royalties paid as set forth in Section 10.4(c);

(ix)	evidence of receipt of payment of royalties to the Ministry of Defense in connection with the MOD IP; and

(x)	the Closing Statement.

(b)	Purchaser shall deliver to Seller:

(i)	a certificate signed by the Chief Executive Officer and Chief Financial Officer of Purchaser dated as of the Closing Date, in the form attached as Schedule 4.2(b)(i), to the effect that the conditions specified in Sections 9.2(a) and (b) have been satisfied in all respects;

(ii)	evidence of the wire transfer referred to in Section3.2 hereof;

(iii)	a duly executed assignment and assumption agreement in the form attached hereto as Exhibit C hereto;

(iv)	a list of any Excluded Account Receivable that Purchaser elects to add to Schedule 2.1(a) pursuant to Section 2.1(a) and any Purchased Contracts excluded pursuant to Section 2.1(e);

(v)	an opinion of Herzog, Fox & Neeman, counsel to Purchaser, in substantially the form of Exhibit M hereto; and

(vi)	an opinion of Peter Fante, Esq., legal counsel to Parent, in substantially the form of Exhibit N hereto.

(vii)	counter signature of Purchaser on the Closing Statement.

(c)	Seller and Purchaser shall execute the Subcontracting Agreements in the forms of Exhibits A1-A3 hereto;

(d)	Seller and Purchaser shall execute the Joint Intellectual Property Agreement in the form of Exhibit L hereto;

(e)	Seller and Purchaser shall execute a Mutual Engineering Support Agreement in the form of Exhibit G hereto; and

(f)	Seller and Purchaser shall execute the Patent License Agreement and the Module License Agreement in the forms of Exhibits K-1 and K-2 hereto, respectively;

(g)	Seller and Purchaser shall execute the Patent License Back Agreement in the form of Exhibit O hereto;

(h)	Seller and Purchaser shall execute the Supply Agreement in the form of Exhibit J hereto; and

(i)	Seller and Purchaser shall execute the Trademark License Agreement in the form of Exhibit K-3 hereto.

4.3	Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a)	At the election of Seller or Purchaser, on or after a date which is 135 days after the date hereof, if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not in material default of any of its obligations hereunder or has not caused any of the conditions set forth in Article IX not to have occurred;

(b)	by mutual written consent of Seller and Purchaser;

(c)	by Seller or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or a material portion thereof;

(d)	by Purchaser, if there shall have been a material breach by Seller of any representation, warranty, covenant or agreement of Seller set forth in this Agreement, which breach would give rise to a failure of a condition set forth in

Sections 9.1(a) or 9.1(b) and is incapable of being cured or, if capable of being cured, shall not have been cured within 15 days following receipt by Seller of notice of such breach from Purchaser; or

(e)	by Seller, if there shall have been a material breach by Purchaser of any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Sections 9.2(a) or 9.2(b) and is incapable of being cured or, if capable of being cured, shall not have been cured within 15 days following receipt by Purchaser of notice of such breach from Seller.

4.4	Procedure Upon Termination. In the event of termination and abandonment by Purchaser or Seller, or both, pursuant to Section 4.3 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, except for Sections 4.5, 12.3, 12.5, 12.6 and 12.9 of this Agreement, which shall remain in full force and effect.

4.5	Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the terminating party; provided, however, that nothing in this Section 4.5 shall relieve Purchaser or Seller of any liability for a breach of this Agreement prior to the effective date of such termination.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser that:

5.1	Organization and Good Standing. Seller is a corporation duly organized and validly existing under the laws of the State of Israel and Seller or the applicable Subsidiary has all requisite corporate power and authority to own, lease and operate the Purchased Assets and to carry on the Business as now conducted. Seller or the applicable Subsidiary is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the conduct of the Business or ownership of Purchased Assets requires such qualification or authorization, except where failure to be so qualified would not have a Material Adverse Effect. Seller’s memorandum of association and articles of association as in effect on the date hereof have been made available to Purchaser.

5.2	Subsidiaries. Schedule 5.2 sets forth a list of each Subsidiary and each other Affiliate of Seller that is currently engaged in the operation of the Business or that has title to any Purchased Asset or Assumed Liability, together with its jurisdiction of organization. Except as set forth in Schedule 5.2, each such Subsidiary and Affiliate is duly organized and validly existing under the Laws for its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease, use and operate the Purchased Assets owned, leased, used or operated by it and is duly qualified to do business and is in good standing as a foreign corporation or other entity (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership, lease, use or operation of its properties and assets comprising the Purchased Assets requires such qualification, except where failure to comply would not have a material effect on the Business.

5.3	Authorization of Agreement. Seller has all requisite power, authority and legal capacity to execute and deliver this Agreement and Seller and each of its Subsidiaries has all requisite power, authority and legal capacity to execute and deliver each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Seller or its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller and each of the Subsidiaries, except for Seller’s shareholder approval which, to the extent required, will be sought prior to Closing. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Seller and each of the Subsidiaries which is a party thereto and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of Seller, or, as the case may be, the Subsidiaries enforceable against Seller or, as the case may be, the Subsidiaries in accordance with their respective terms.

5.4	Conflicts; Consents of Third Parties.

(a)	None of the execution and delivery by Seller of this Agreement or by Seller and its Subsidiaries of the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller and its Subsidiaries with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Liens upon any of the Purchased Assets under any provision of (i) the organizational documents of Seller or any Subsidiary; (ii) any material Contract or Permit to which Seller or any Subsidiary is a party or by which any of the properties or assets of Seller or any Subsidiary are bound; (iii) any material Order of any Governmental Body applicable to Seller or any Subsidiary or by which any of the material properties or assets of Seller or any Subsidiary are bound; or (iv) any applicable Law.

(b)	No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Seller or any Subsidiary (i) in connection with the execution and delivery of this Agreement or the Seller Documents, the compliance by Seller or any

Subsidiary with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or the taking by Seller or any Subsidiary of any other action contemplated hereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Material Purchased Contract or material Permit, except for (A) the approval of the Commissioner of the Israel Antitrust Authority (B) the approval of the Investment Center of the Ministry of Industry and Trade of the State of Israel (the “Investment Center”), (C) the approval of the Ministry of Defense (including an approval that allows Purchaser to use the MOD IP after Closing (subject to receipt of specific consent of the MOD with respect to each particular customer)), (D) the approval of Bank Leumi, and (E) the approvals set forth in Schedule 5.4(b), it being further confirmed that Seller believes that the approval of the Office of the Chief Scientist is not required.

5.5	Business Financial Statements

(a)	Schedule 5.5(a) contains Seller’s consolidated balance sheet as of December 31, 2003 and statement of operations for the year ended December 31, 2003 relating to the Business (collectively, the “Business Financial Statements”). The Business Financial Statements have been confirmed by the Seller’s auditors and a copy of such confirmation is included in Schedule 5.5(a). The Business Financial Statements were prepared from the books and records of Seller in accordance with GAAP and, solely to the extent relevant to the Business, present fairly in all material respects the financial position and results of operations of the Business as of and for the year ended December 31, 2003. It is understood that in the Ordinary Course of Business no separate financial statements are or have been ever prepared for the Business or the Purchased Assets, and that the Business Financial Statements include allocations by Seller which were based on estimates and assumptions. Seller made such allocations on a basis in a manner that approximates, in Seller’s reasonable business judgment, the costs and expenses that would have been incurred had the Business been operated on a stand alone basis.

(b)	Except (i) as and to the extent disclosed or reserved against on the balance sheet which is part of the Business Financial Statements for the period ended December 31, 2003 (the “Balance Sheet”) or the Closing Statement, or (ii) as incurred after December 31, 2003 in the Ordinary Course of Business, the Assumed Liabilities do not include any indebtedness, material obligations or material Liabilities of any kind.

(c)	As of the respective dates of all filings made by Seller with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2002, all such filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, solely with respect to the Business and the Purchased Assets. The reports of Seller’s independent auditors regarding Seller’s consolidated financial statements in the foregoing SEC filings have not been withdrawn, supplemented or modified, and none of Seller or any of its Subsidiaries has received any communication from its independent auditors concerning any such intended withdrawal, supplement or modification.

5.6	No Undisclosed Liabilities. Neither Seller nor any Subsidiary has any indebtedness or currently existing Liabilities of any kind with respect to the Purchased Assets, the Assumed Liabilities and the Business, other than those (i) fully reflected in, reserved against or otherwise described in the Business Financial Statements or the Signing Statement (as adjusted by the Closing Statement in accordance with Section 3.3) or incurred in the Ordinary Course of Business prior to the Closing Date, or (ii) immaterial to the Business as currently conducted or proposed to be conducted and incurred in the Ordinary Course of Business since the Balance Sheet date, or (iii) immaterial to Purchaser’s continued operation of the Business as of the Closing.

5.7	Title to Purchased Assets; Sufficiency. Seller and the Subsidiaries own and have good title to each of the Purchased Assets, free and clear of all Liens. The Purchased Assets together with the Licensed Patents, the Licensed Modules, the Licensed Copyright, the Licensed Trademarks and the Licensed Trade Secrets, the services of the Employees, and the Purchased Intellectual Property Licenses (collectively, the “Business Assets”) constitute, together with the ECI Intellectual Property, the MOD IP, the Excluded Contracts, the Excluded Accounts Receivable, Seller’s goodwill related to the Business, certain fixed assets of Seller used in the Business that Purchaser elected not to purchase and Seller’s general organizational resources that are not included in the Purchased Assets (such as office leases, general and administrative services, utilities etc.) as well as all Permits relating to the local qualification of Seller and the Subsidiaries under applicable Laws, all of the material assets, properties, contractual rights, Accounts Receivable and other rights used in or held for use in the Business. In Seller’s reasonable business judgment the Business Assets together with the ECI Intellectual Property, the MOD IP and the goodwill associated with Seller and the Business and certain fixed assets of Seller used in the Business that Purchaser elected not to purchase, are sufficient to conduct the Business as currently being conducted, without giving effect to any intended use by Purchaser after the Closing that is in any material way different from the conduct of the Business by Seller prior to Closing, assuming that Purchaser substitutes Purchaser’s general organizational resources for Seller’s general organizational resources and obtains all Permits relating to the local qualification of Purchaser and its subsidiaries under applicable Laws. Upon Closing, Purchaser will acquire exclusive, good and marketable title or license to or valid leasehold interests in, as the case may be, the Purchased Assets except for any action for the recording of assignment of the Transferred Patent and Transferred Trade Marks which may be required under applicable Law to be done by Purchaser to perfect the assignments reflected by the assignment documents delivered by Seller at Closing.

5.8	Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth in Schedule 5.8, since the Balance Sheet date (i) Seller has conducted the Business only in the Ordinary Course of Business and (ii) there has not been any event, change, occurrence or circumstance that has had or could reasonably be expected to have a Material Adverse Effect as of the date hereof. Without limiting the generality of the foregoing, since the Balance Sheet date:

(i)	there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the Purchased Assets having a replacement cost of more than $50,000 for any single loss or $250,000 for all such losses;

(ii)	neither Seller nor any Subsidiary has sold, leased, transferred, assigned, conveyed or otherwise disposed of any of its respective assets of the Business (whether tangible or intangible), other than inventory sold for fair consideration in the Ordinary Course of Business,

(iii)	there has not been any change by Seller or any Subsidiary in accounting or Tax reporting principles, methods or policies with regard to the Purchased Assets, except as required under Law or that will not have any effect on the operation of the Business by Purchaser after the Closing;

(iv)	Seller has not made or rescinded any election relating to Taxes, settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or except as may be required by Law, made any change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal income tax return, in each case solely with regard to the Purchased Assets;

(v)	neither Seller nor any Subsidiary has failed to promptly pay and discharge current Liabilities relating to the Purchased Assets when due, except for Liabilities not material to the Business or in amounts that are disputed in good faith by appropriate proceedings;

(vi)	neither Seller nor any Subsidiary has mortgaged, pledged or subjected to any Lien any of the Purchased Assets, or acquired any assets used or held for use in the Business except for assets acquired in the Ordinary Course of Business in an aggregate amount not to exceed $150,000;

(vii)	neither Seller nor any Subsidiary has canceled or compromised any debt or claim or amended, modified, canceled, terminated, relinquished, waived or released any Material Purchased Contract or material right relating to the Business;

(viii)	neither Seller nor any Subsidiary has made or committed to make any capital expenditures relating to the Business in excess of $150,000;

(ix)	neither Seller nor any Subsidiary has granted any license or sublicense of any rights under or with respect to any Business Intellectual Property except to end users in the Ordinary Course of Business;

(x)	Seller has not made any loan (other than advances of expenses) or entered into any other transaction with Employees or its Affiliates, has not granted any bonuses to such Employees (other than bonuses granted under agreements entered into prior to the Balance Sheet date and commitments to grant bonuses referred to in Section 8.1(d)) or increased the compensation of any Employee (other than pursuant to agreements or arrangements entered into prior to the Balance Sheet date); and

(xi)	Seller has not agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 5.8.

5.9	Taxes.

(a)	There are no Liens for Taxes upon the Purchased Assets.

(b)	No issue has been raised by inquiry of any Governmental Body, which is reasonably expected to affect the Tax treatment of the Purchased Assets in any taxable period (or portion thereof) ending after the Closing Date.

(c)	No power of attorney with respect to any Tax matter is currently in force with respect to the Purchased Assets or the Business that would, in any manner, bind, obligate, or restrict Purchaser.

(d)	Seller has not executed or entered into any agreement with, or obtained any consents or clearances from, any Taxing Authority, or has been subject to any ruling guidance applicable to the Business or the Purchased Assets, that would be binding on Purchaser for any taxable period (or portion thereof) ending after the Closing Date.

5.10	Tangible Personal Property.

(a)	Seller and its Subsidiaries have good and marketable title to all of the Purchased Equipment, free and clear of any and all Liens. All such items of Purchased Equipment are in reasonable working condition, free of defects (latent and patent) and in a state of reasonable maintenance and repair (ordinary wear and tear excepted) and are suitable for their use in the Business as currently conducted.

(b)	All of the items of personal property under the Purchased Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for their use in the Business as currently conducted, and such property is in the condition required of such property by the terms of the lease applicable thereto during the term of the lease. Seller has delivered or otherwise made available to the Purchaser true, correct and complete copies of the Purchased Personal Property Leases, together with all amendments, modifications or supplements thereto.

(c)	Seller and its Subsidiaries have a valid and enforceable leasehold interest under each of the material Purchased Personal Property Leases under which it is a lessee. Each of the material Purchased Personal Property Leases is in full force and effect. There is no default under any material Purchased Personal Property Lease by the Seller or any of its Subsidiaries or, to the Knowledge of Seller, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. No party to any of the material Purchased Personal Property Leases has exercised any termination rights with respect thereto. Seller and its Subsidiaries have, and will transfer to Purchaser at the Closing, good and valid title to the Purchased Personal Property Leases, free and clear of all Liens provided that the use of any leasehold under such Purchased Personal Property Leases is subject to the terms of such Personal Property Leases.

5.11	Intellectual Property.

(a)	Schedule 5.11(a) sets forth an accurate and complete list of all Patents, registered Marks, pending applications for registrations of any Marks, unregistered Marks used since January 1, 1999, registered Copyrights and pending applications for the registration of Copyrights which are included in the Business Intellectual Property. Schedule 5.11(a) lists all of the jurisdictions in which each such item of Business Intellectual Property has been issued or registered or in which any such application for such issuance or registration has been filed. Each item of Business Intellectual Property is valid and subsisting, and has not been abandoned or passed into the public domain.

(b)	Except as disclosed on Schedule 5.11(b), Seller, directly or through its Subsidiaries, is the sole and exclusive owner of all right, title and interest in and to all the Business Intellectual Property, including the Patents, the Marks, the Copyright and the Software included therein. All Business Intellectual Property either (i) was invented or created by employees of Seller or any of the Subsidiaries, acting within the scope of their employment, or by Third Parties (including Consultants, independent contractors, representatives, former employees or agents of Seller or of any of the Subsidiaries), all of which employees and Third Parties have validly and irrevocably assigned all of their rights, title and interest including Intellectual Property rights therein, to Seller or the Subsidiaries, and no Third Party (including any employee of Seller) owns or has any rights, title and interest to any of such Business Intellectual Property (except that with respect to any unregistered Marks for which no application for registration was filed this statement is made only to Seller’s Knowledge), or (ii) is duly and validly licensed to Seller or any of the Subsidiaries for use, license or sale in the manner currently used, licensed or sold by Seller or the Subsidiaries in the operation of the Business, as it is currently conducted, in either case, free and clear of all Liens or obligations to others (except for those specified licenses included on Schedule 5.11(e)). No Person who has licensed any Business Intellectual Property or the MOD IP to Seller or any of the Subsidiaries has any ownership rights or license rights to improvements or derivative works made by Seller or any of the Subsidiaries with respect to such Business Intellectual Property.

(c)	To the Seller’s Knowledge, the operation of the Business as currently conducted, including the use of the Business Intellectual Property and the MOD IP in connection with the Business, and the present business practices and methods of Seller and the Subsidiaries as part of the Business, do not infringe, misappropriate or constitute the unauthorized use of any Intellectual Property of any Person, violate the right to privacy or publicity of any person, defame or libel any Person, constitute unfair competition or trade practices under the laws of any jurisdiction, and, to the Knowledge of Seller, do not violate, infringe, misappropriate or constitute an unauthorized use, of any other right of any Person (including, without limitation, pursuant to any non-disclosure agreements or obligations to which Seller or the Subsidiaries or any of their present or former employees is a party). The Business Intellectual Property, the Licensed Modules, the Licensed Copyright, the ECI Intellectual Property, the MOD IP and Purchased Intellectual Property Licenses include all of the Intellectual Property currently used by Seller in the Business as currently conducted, and in Seller’s reasonable business judgment, the Business Intellectual Property, the Licensed Modules, the Licensed Copyright, the ECI Intellectual Property, the MOD IP and Purchased Intellectual Property Licenses constitute Intellectual Property which is sufficient to conduct the Business as currently being conducted, without giving effect to any intended use by Purchaser after the Closing that is in any material way different from the conduct of the business by Seller prior to Closing.

(d)	Except with respect to licenses of commercial off-the-shelf Software, and except pursuant to the Business Intellectual Property Licenses listed on Schedule 5.11(e) and the MOD IP, neither Seller nor any of the Subsidiaries is required, obligated, or under any Liability, to make any payments by way of royalties, fees or otherwise to any owner, licensor of, or other claimant to any Business Intellectual Property, or to any other person, with respect to the use thereof or in connection with the conduct of the Business as currently conducted.

(e)	Schedule 5.11(e) sets forth a complete and accurate list of all Contracts currently in effect to which Seller or any of the Subsidiaries is a party which are related to the Business (i) consisting of any Purchased Intellectual Property Licenses or relating to the MOD IP, (ii) pursuant to which Seller or any of the Subsidiaries has granted to any Third Party any right to use, license or sell any of the Business Intellectual Property (other than user licenses under the Excluded Contracts), (iii) containing a covenant limiting the ability of the Seller or its Subsidiaries to exploit any of the Business Intellectual Property or (iv) containing an agreement to indemnify any Person against any claim that the use or other exploitation of the Business Intellectual Property by such Third Party violates, infringes, misappropriates or constitutes an unauthorized use of any Intellectual Property rights or any other rights of any Person (other than user licenses under the Excluded Contracts).

(f)	Each of the Purchased Intellectual Property Licenses is in full force and effect and, is the legal, valid and binding obligation of the parties thereto, enforceable against Seller, or to the Knowledge of Seller against the other parties thereto, in accordance with its terms. Neither Seller nor any Subsidiary is in default under any Purchased Intellectual Property License or any Contract relating to the MOD IP, nor, to the Knowledge of Seller, is any other party to a Purchased Intellectual Property License or any Contract relating to the MOD IP in default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. No party to any of the Purchased Intellectual Property Licenses or any Contract relating to the MOD IP has exercised any termination rights with respect thereto.

(g)	No Business Trade Secret relating to the Business as presently conducted has been authorized to be disclosed or, to the Knowledge of Seller, has been actually disclosed by Seller or any of its Subsidiaries to any employee, Affiliate or any Third Party other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Business Trade Secret. Seller and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all the Trade Secrets of Seller and its Subsidiaries that constitute part of the Business Intellectual Property and any other non-public, proprietary information, including invention disclosures, not covered by any Patents owned by Seller and its Subsidiaries that constitute part of the Business Intellectual Property, which measures are reasonable in the industry in which Seller and its Subsidiaries operate. To Seller’s Knowledge, each employee, Consultant, independent contractor, representative and agent of Seller and its Subsidiaries that was engaged in the past three years has entered into a written non-disclosure and invention assignment agreement with Seller and its Subsidiaries.

(h)	Except as set forth in Schedule 5.14, as of the date hereof, neither Seller nor any of the Subsidiaries is the subject of any pending Legal Proceeding brought by any Person against Seller or any of its Subsidiaries, or to the Knowledge of Seller, any threatened Legal Proceedings which involves a claim of infringement, unauthorized use, or violation of any Intellectual Property or other right, or which challenges the ownership, use, validity or enforceability of any Business Intellectual Property or to Seller’s Knowledge any Purchased Intellectual Property Licenses or the MOD IP. Neither Seller nor any of the Subsidiaries has received written (including, without limitation, by electronic mail) notice of any such threatened claim against Seller or any of the Subsidiaries of infringement, unauthorized use, or violation of any Intellectual Property or other right, or challenging the ownership, use, validity or enforceability of any Business Intellectual Property or any Purchased Intellectual Property Licenses or the MOD IP.

(i)	Seller has no Knowledge of any facts or information that: (i) would render any Business Intellectual Property, the MOD IP or any Purchased Intellectual Property License invalid or unenforceable, or (ii) would adversely affect or impede the ability of Seller to use any Business Intellectual Property, the MOD IP or any

Purchased Intellectual Property Licenses in the conduct of the Business as it is currently conducted. Seller is not aware of any information which is material to the examination of the Transferred Patent by the relevant patent office that would adversely affect the ability to complete the issuance of such Transferred Patent, provided that such information shall be deemed to be material solely if there is substantially likelihood that a reasonable examiner in the United States Patent and Trade Mark Office or any foreign counterpart would consider such information important in deciding whether to allow the application to issue the Transferred Patent as a patent. Seller has not misrepresented, or failed to disclose, and has no Knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application or other filing with respect to, any Business Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or other filing or that to Seller’s Knowledge would otherwise affect the validity or enforceability of any registration with respect to any Business Intellectual Property.

(j)	All registration, maintenance, renewal or any other fees in connection with each item of Business Intellectual Property have been paid, and all material documents and certificates in connection with Business Intellectual Property have been filed with the relevant authorities for the purpose of maintaining the registrations, recordations, filings and effectiveness with respect to any Business Intellectual Property. There are no actions that must be taken by Seller, any of the Subsidiaries or the Purchaser within forty five (45) days following the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Business Intellectual Property registered in, or for which application was made, in Israel. Upon Closing, Seller shall request by fax or e-mail from local offices in other countries in which registration or application was made to register any Business Intellectual Property to obtain information as to whether any actions must be taken by Seller, any of the Subsidiaries or the Purchaser within forty five (45) days following the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Business Intellectual Property registered in, or for which application was made, in such countries and shall inform Purchaser by fax or e-mail within five (5) Business Days after receipt of such information. To the maximum extent provided for by, and in accordance with, Laws, Seller or its Subsidiaries has recorded in a timely manner each assignment of registered Business Intellectual Property assigned to Seller with the relevant governmental authority, including the United States Patent and Trademark Office or their respective counterparts in any relevant foreign jurisdiction, as the case may be.

(k)	To the Knowledge of Seller, no Person is infringing, violating, misusing or misappropriating any Business Intellectual Property of Seller or to Seller’s Knowledge any Purchased Intellectual Property Licenses or the MOD IP, and no such claims have been made in writing against any Person by Seller or any of the Subsidiaries.

(l)	There are no Orders to which Seller or any of the Subsidiaries is a party or by which Seller or any of the Subsidiaries is bound which restrict, the rights to use any of the Business Intellectual Property or to Seller’s Knowledge the MOD IP or any Purchased Intellectual Property Licenses.

(m)	The consummation of the transactions contemplated hereby will not result in the loss or impairment of Purchaser’s right to own or use any portion of the Business Intellectual Property or to Seller’s Knowledge any Purchased Intellectual Property Licenses or the MOD IP, assuming receipt of the consents under such Purchased Intellectual Property Licenses specified in Schedule 1.1(f).

(n)	To Seller’s Knowledge, no present or former employee, Consultant, independent representative, agent or contractor of Seller or any Subsidiary has any right, title, or interest, directly or indirectly, in whole or in part, in any Business Intellectual Property. To the Knowledge of Seller, no employee, Consultant, independent representative, agent or contractor of Seller or any of the Subsidiaries is, as a result of or in the course of such employee’s, Consultant’s or independent contractor’s engagement by Seller or any of the Subsidiaries in connection with the Business Intellectual Property, in default or breach of any material term of any non-disclosure agreement, assignment of invention agreement or similar agreement.

(o)	Schedule 5.11(o) sets forth (i) a complete and accurate list of all Software that is owned exclusively by Seller or its Subsidiaries and is used in the operation of the Business and (ii) a complete and accurate list of all Software that is used by Seller and its Subsidiaries in the operation of the Business that is not exclusively owned by Seller or its Subsidiaries, except for standard off the shelf Software.

(p)	The Software referred to in clause (i) of Section 5.11(o) and the Software included in the ECI Intellectual Property operate in a manner which is substantially consistent with its intended use, provided however that no specific representation is given with respects to conformity with any technical specifications relating to the design, performance, operation, test, support and maintenance of such Software, and other documentation relating to such technical specifications. It is further acknowledged that portions of such Software are in process of development and that bugs may exist in the Software. All Software included as Purchased Assets and the Software included in the ECI Intellectual Property (to the extent delivered at Closing to Purchaser) shall be delivered at Closing (i) free of any viruses, including any Trojan horse, worm, harmful or disruptive component, or computer programming code intentionally constructed to damage, interfere with or otherwise adversely effect other codes, computer programs, data files or operations, and (ii) free of any code that would disable or shut down, in whole or in part, any material computer program, including any device or method that permits any person to circumvent the normal security of the Software.

(q)	Neither the execution of this Agreement, the Seller Documents nor any of the transactions contemplated hereby or thereby will cause the release of or give any Person the right to demand any source code or other data or information from any escrow agreement or similar arrangement to which the Seller or any Subsidiary is party and which relate to or is part of any Business Intellectual Property.

(r)	Except as set forth in Schedule 5.11(r), Neither the Seller nor any of the Subsidiaries uses or has the right to use any Software which is “open source” or “free software” or subject to any public license or to any license the terms of which are analogous to the foregoing, under the terms of which it may be required to disclose any Software or modifications thereto, in whole or in part, to any Third Party, including the licensor of such Software.

(s)	Schedule 5.11(s) contains a list of all encryptions used by Seller in the Business which require a consent, license or approval from any Government Body.

(t)	Schedule 5.11(t) contains a list of all research and development projects currently in progress which are conducted by Seller that relate both to the Business and to other businesses of Seller (but not those relating solely to the Business).

5.12	Material Contracts.

(a)	Schedule 5.12(a) contains a complete and accurate list of all Material Purchased Contracts as of the date hereof. Each of the Material Purchased Contracts is in full force and effect and is the legal, valid and binding obligation of Seller and/or its Subsidiaries, enforceable against them in accordance with its terms. Neither Seller nor any Subsidiary is in default under any Material Purchased Contract, nor, to the Knowledge of Seller, is any other party to any Material Purchased Contract in default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. No party to any of the Material Purchased Contracts has exercised any termination rights with respect thereto. Neither Seller nor any of the Subsidiaries has waived any material rights under any Material Purchased Contract. Seller and the Subsidiaries have, and will transfer to Purchaser at the Closing, good and valid title to the Material Purchased Contracts, free and clear of all Liens, subject to receipt of any necessary Third Party consents. Seller has delivered or otherwise made available to Purchaser true, correct and complete copies of all of the Material Purchased Contracts, together with all amendments, modifications or supplements thereto. The terms of the Material Purchased Contracts which are required to be performed by Seller or any Subsidiary and that after Closing will be required to be performed by Purchaser, are not, as of the date hereof, in any violation of any applicable Law.

(b)	Schedule 5.12(b) sets forth a complete and accurate list of all proposals submitted by Seller prior to the date hereof to potential customers of the Business which proposals are still outstanding, whether or not as a response to RFP’s and an indication whether the proposal has been awarded to Seller or accepted by the applicable customer. A copy of all outstanding RFP’s for which the Seller currently considers making a proposal and all such proposals have been delivered to Purchaser. For the purpose of the representations made under this Article V, the conduct of the Business by Seller as currently conducted shall be deemed to include the performance of the proposals submitted under the Purchased Proposals that are listed in Schedule 5.12(b) (but not the Purchased Proposals arising after the date hereof), assuming completion of all supplementary development work under such proposals and purchase of third party software or hardware elements which may be required, except for such purchases that would materially increase the estimated costs of such Purchased Proposals.

5.13 Employee Matters.

(a)	Schedule 1.1(c) sets forth a true and complete list of the Employees and Consultants and Seller has separately provided to Purchaser a summary of the material terms of employment or engagement of each Employee or Consultant including the date of start of each Employee’s or Consultant’s employment or engagement by Seller and the applicable termination notice period.

(b)	Neither Seller nor any Subsidiary is a party to or subject to any special or general collective bargaining agreement or arrangement regarding the Employees, except as a result of seller being a member of the Industrialist Association.

(c)	Each of Seller and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment of national insurance contributions and withholding Taxes for all Transferred Employees. Seller is not a party to any pending, or to the Company’s Knowledge, threatened, labor dispute, including any strike, work stoppage or work slowdown with any of the Employees. There are no claims pending, or, to the Knowledge of Seller, threatened to be brought, in any Governmental Body by any current Employee for compensation, pending severance benefits, vacation time, vacation pay or pension benefits, claims for employment discrimination, harassment, unfair labor practices, grievances, wrongful discharge, or otherwise.

(d)	Except as set forth in Schedule 5.13(d), all sums and deductions required to be made by Seller with respect to the Transferred Employees on account of employee health and welfare insurance, severance pay, managers’ insurance, study funds, vacation pay and similar payments, whether due under the terms of any agreement or otherwise have been paid in full. The numbers of stock options granted by Seller to the Employees have been made available to Purchaser.

(e)	Except as separately disclosed by Seller to Purchaser, neither the execution and delivery of this Agreement and the Seller Documents, nor the consummation of the transactions contemplated hereby or thereby will: (i) result in any payment by the Seller or any of the Subsidiaries (including, without limitation, severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any Transferred Employee under any agreement or otherwise, (ii) increase any benefits otherwise payable under any agreement to any Transferred Employee, or (iii) result in the acceleration of the time of payment or vesting of any such benefits

5.14	Litigation. Except as set forth on Schedule 5.14, there is no material Legal Proceeding or governmental investigation pending or, to the Knowledge of Seller, threatened by or against Seller or any of Subsidiary relating to the Business or affecting the Purchased Assets or that seeks to impair, prohibit or restrain the ability of Seller or any Affiliate of Seller to enter into this Agreement or any Seller Document, as applicable, or to consummate any of the transactions contemplated hereby or thereby and (ii) neither Seller nor any Subsidiary is subject to any Order, and to the Knowledge of Seller, there are no Orders threatened to be imposed on Seller or any Subsidiary in respect of the Business or any Purchased Asset.

5.15	Compliance with Laws; Permits.

(a)	Except as set forth in Schedule 5.15, Seller and its Subsidiaries are, and at all times since January 1, 2002 have been, in compliance in all material respects with all Laws applicable to the Business or the Purchased Assets. Neither Seller nor any of the Subsidiaries has received any written or other notice of or been charged with the violation of any Law affecting the Business or the Purchased Assets. To the Knowledge of Seller, neither Seller nor any of the Subsidiaries is under investigation with respect to the violation of any Laws affecting the Business or the Purchased Assets.

(b)	Seller or its Subsidiaries hold all Permits which are required for the operation of the Business as currently conducted. Neither Seller nor any of the Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) in any material respect of any term, condition or provision of any such Permit.

(c)	Foreign Corrupt Practices Act.

(1)	Seller and its Subsidiaries have not, to obtain or retain business, directly or indirectly offered, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of one hundred dollars ($100.00) in the aggregate to any one individual in any year) or any commission payment in excess of amounts reasonable and customary in each case under the circumstances and payable to:

(i)	any Person who is an official, officer, agent, employee or representative of any Governmental Body or of any existing or prospective customer (whether government owned or nongovernment owned);

(ii)	any political party or official thereof;

(iii)	any candidate for political or political party office; or

(iv)	any other individual or entity.

while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promises, directly or indirectly, to any such official, officer, agent, employee, representative, political party, political party official or candidate, or any individual or entity affiliated with such customer, political party or official or political office.

(2)	Seller and its Subsidiaries have made all payments to customers, if any, of the Business by check mailed to such customers’ principal place of business or by wire transfer to a bank located in the same jurisdiction as such party’s principal place of business.

(3)	Each material transaction relating to the Business is properly and accurately recorded on the books and records of Seller, and each document upon which entries in Seller’s books and records are based is complete and accurate in all material respects. Seller maintains a system of internal accounting controls adequate to insure that Seller maintains no off-the-books accounts and that Seller’s assets are used only in accordance with Seller’s management directives.

(d)	Export Controls. Seller and its Subsidiaries have at all times during the past five years been in compliance with all Laws relating to export control and trade embargoes with respect to the Business. No product sold or service provided by Seller or its Subsidiaries as part of the Business during the last five (5) years has been, directly or indirectly, sold to or performed on behalf of Cuba, Iraq, Iran, Libya or North Korea.

(e)	Antiboycott Laws. Seller and its Subsidiaries have not violated the antiboycott prohibitions contained in 50 U.S.C. § 2401 et seq. or taken any action that can be penalized under Section 999 of the Code. During the last five (5) years, Seller and its Subsidiaries have not been a party to, are not beneficiaries under and have not performed any service or sold any product under any Purchased Contract under which a product has been sold to customers in Bahrain, Iraq, Jordan, Kuwait, Lebanon, Libya, Oman, Quatar, Saudi Arabia, Sudan, Syria, United Arab Emirates or the Republic of Yemen.

5.16	Environmental Matters.

(a)	The operations of Seller and each of the Subsidiaries since January 1, 2002, with respect to the Business, are in compliance with all applicable environmental Laws.

(b)	No claim has been made or, to the Knowledge of Seller, threatened against the Seller nor any of the Subsidiaries, alleging, with respect to the Business, that either or both Seller or any of the Subsidiaries, is in violation of any environmental Law or has any liability under any environmental Law.

5.17	Insurance. Seller and its Subsidiaries have insurance policies in full force and effect for such amounts as are sufficient for all requirements of Law by which it is bound and which are related to the Business or the Purchased Assets or for such amounts as are specifically required under all Purchased Contracts. Set forth on Schedule 5.17 is a list of all fire, liability and other forms of insurance and all fidelity bonds applicable to the Purchased Assets setting forth, in respect of each such policy, the policy name, policy number, carrier, term and type of coverage. Excluding insurance policies that have expired and, if required, been replaced in the Ordinary Course of Business, no insurance policy relating to the Business or the Purchased Assets has been cancelled within the last one (1) year and, to the Knowledge of Seller, no threat has been made to cancel any such insurance policy during such period. Except as noted in Schedule 5.17, as of Closing, all such insurance will remain in full force and effect in accordance with and subject to its terms. No event has occurred the failure by Seller or any of the Subsidiaries to give any notice or information or Seller or any of the Subsidiaries giving any inaccurate or erroneous notice or information, which limits or impairs the rights of Seller or any of the Subsidiaries under any such insurance policies.

5.18	[Omitted]

5.19	Accounts Receivable and Payable.

(a)	All the Purchased Accounts Receivable have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice. All the Purchased Accounts Receivable reflected on the Balance Sheet are were recorded in a manner consistent with past practice and in accordance with GAAP consistently applied. All the Purchased Accounts Receivable arising after the Balance Sheet date were recorded in a manner consistent with past practice and in accordance with GAAP consistently applied. Seller has not taken any action to cause the Purchased Accounts Receivables not to be collectible in accordance with their terms, such as waiver or extension of payment terms. All goods and services to be delivered underlying the Purchased Accounts Receivable have been fully and timely delivered in accordance with their respective terms. To the Knowledge of the Seller, none of the Purchased Accounts Receivable (i) are subject to any setoffs or counterclaims or (ii) for goods and services on sale or return basis or other repurchase arrangements.

(b)	All accounts payable of Seller and its Subsidiaries reflected in the Balance Sheet or arising after the date thereof are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable.

5.20	Related Party Transactions.

(a)	Except as set forth on Schedule 5.20, none of Seller, any Subsidiary, any Affiliate of Seller or any of their respective officers, directors or employees (i) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is (A) a competitor, supplier, customer, creditor or debtor of the Business, or (B) a participant in any transaction to which Seller or any of the Subsidiaries is a party on behalf of the Business or (ii) is a party to any Contract with Seller or any of the Subsidiaries acting on behalf of the Business.

(b)	Each Contract or arrangement between Seller or any of the Subsidiaries, on behalf of the Business, on the one hand, and any Affiliate of Seller or any officer, director or employee of Seller on the other hand, is, in Seller’s reasonable judgment, on commercially reasonable terms no more favorable to the Affiliate, officer, director or employee of Seller than what any Third Party negotiating on an arms’-length basis could expect.

5.21	Customers and Suppliers.

(a)	Schedule 5.21 sets forth a list of the five (5) largest customers of the Business during the period from January 1, 2002 to September 30, 2003 and the five (5) suppliers that Seller believes are the major suppliers of the Business.

(b)	Since January 1, 2003, no customer or supplier of the Business listed in Schedule 5.21 has terminated its relationship with Seller or any of the Subsidiaries or materially reduced or changed the pricing or other terms of its business with Seller or any of the Subsidiaries and, to the Knowledge of Seller, no customer or supplier listed on Schedule 5.21 has notified Seller or the Subsidiaries that it intends to terminate or materially reduce the scope or pricing terms of its business with Seller or any of the Subsidiaries.

(c)	Schedule 5.21(c), lists Seller’s installed base of systems in the Business, by customer, including location of each system, date of installation, and warranty and service obligations.

(d)	Seller has made available to Purchaser copies of all material Contracts currently outstanding between Seller and customers of Seller in the Business and all other Contracts of Seller that, in Seller’s judgment, are materially relevant for the continuation of the Business, as currently conducted, by Purchaser. Seller has also used commercially reasonable efforts to provide Purchaser with information regarding ongoing contacts with potential customers.

5.22	Product Warranty; Product Liability.

(a)	Except as set forth on Schedule 5.22, each product manufactured, sold or delivered by Seller or any of the Subsidiaries under any Purchased Contract has been in conformity with all product specifications and all express and implied warranties. Neither Seller nor any of the Subsidiaries has any Liability for replacement or repair of any such products or other damages in connection therewith or any other customer or product obligations not reserved against on the Balance Sheet. Seller has provided Purchaser with true and complete copies of all warranties, warranty policies, service and maintenance agreements related to the Purchased Assets and Assumed Liabilities and Contracts for Subcontracting. All such warranties are in conformity with the requirements of applicable Laws. Schedule 5.22 sets forth a true and accurate list of all warranty claims in respect of the Business or the Purchased Assets since January 1, 2002 requiring from Seller or any Subsidiary either disconnection of a product, replacement of a product or payment of damages or penalties (whether liquidated or not).

(b)	Neither Seller nor any of the Subsidiaries has in conducting the Business committed any act or failed to commit any act, which resulted in, and there has been no occurrence which gives rise to or form the basis of, any product Liability or Liability for breach of warranty (whether covered by insurance or not) on the part of Seller or any of the Subsidiaries with respect to products included in the Business and that were designed, manufactured, assembled, repaired, maintained, delivered or installed or services rendered prior to the Closing.

5.23	Grants, Incentives and Subsidies.

(a)	Section 5.23(a) provides a complete list of all pending and outstanding grants, incentives and subsidies and any amendments or supplements thereto (collectively, “Grants”) from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to Seller and relating to the Business or the Purchased Assets, including Approved Enterprise Status from the Investment Center. Schedule 5.23(a) includes the aggregate amounts of each such Grant, if applicable, and the aggregate outstanding obligations thereunder of Seller, if applicable. Seller is in compliance, in all material respects, with the terms and conditions of all such Grants and, except as disclosed on Schedule 5.23(a), has duly fulfilled, in all material respects, all the undertakings relating thereto.

(b)	The Seller believes that none of the grants received from the Office of the Chief Scientist in the Ministry of Industry and Trade (“OCS”) is in respect of the Business or the Purchased Assets, including the Business Intellectual Property and Seller has never applied for grants from the OCS with respect to the Business. Seller believes that the Business Intellectual Property and Seller’s products sold in the Business are not based upon and do not use any Intellectual Property developed under programs funded by the OCS, nor are they derivatives of the technology and products of Seller developed under programs funded by the OCS.

5.24	Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement that would result in the obligation of Purchaser to pay any finder’s fee, brokerage fee, commission or similar payment in connection with the transactions contemplated hereby.

5.25	Full Disclosure. No representation or warranty of Seller contained in this Agreement or any of the Seller Documents contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Purchaser hereby represents and warrants to Seller that:

6.1	Organization and Good Standing. Purchaser is a company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to own, lease and operate its business.

6.2	Authorization of Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

6.3	Conflicts; Consents of Third Parties.

(a)	Neither of the execution and delivery by Purchaser of this Agreement and of Purchaser Documents, nor the compliance by Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in a violation of, any provision of the organizational documents of Purchaser (ii) violate any statute, rule, regulation or Order of any Governmental Body by which Purchaser is bound, or (iii) any applicable Law.

(b)	No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof, except for (i) the approval of the Commissioner of the Israel Antitrust Authority, and (ii) the approval of the Ministry of Defense.

6.4	Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

6.5	Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement that would result in the obligation of Seller to pay any finder’s fee, brokerage fee, commission or similar payment in connection with the transactions contemplated hereby.

6.6	Information. Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the economic merits and risks relating to the acquisition of the Purchased Assets and Assumed Liabilities. To evaluate such economic merits and risks, Purchaser and has reviewed and inspected all of the data and information provided to Purchaser by the Seller in connection with this Agreement to the extent that it deemed desirable, other than information Seller or its advisors specified as not relevant. Purchaser has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Seller concerning the Business and the Purchased Assets and Assumed Liabilities. Nothing herein shall derogate from the representations and warranties of Seller under Article V.

ARTICLE VII

COVENANTS

7.1	Access to Information. Seller agrees that, prior to the Closing Date, Purchaser shall be entitled, through its officers, employees and representatives, to make such investigation of the properties, and operations of Seller and its Subsidiaries and such examination of the books and records and to make extracts and copies of such books and records of Seller and its Subsidiaries, in each case, solely to the extent relating to the Business or the Purchased Assets, including without limitation, correspondence with contacts at potential customers of the Business. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances and Seller shall reasonably cooperate fully therein. No investigation by Purchaser prior to or after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of Seller or any of its Affiliates contained in this Agreement or the Seller Documents. In order that Purchaser may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as it may reasonably request of the affairs of Seller and its Subsidiaries, Seller shall cause the officers, employees, Consultants, agents, accountants, attorneys and other representatives of Seller and its Subsidiaries to cooperate to the extent reasonably possible with such representatives in connection with such review and examination. In addition, prior to Closing and within four (4) months after Closing, Seller shall use commercial reasonable efforts to facilitate meetings between representatives of Purchaser and contacts at potential customers identified by Seller as requested by Purchaser, with any expenses incurred by Seller to facilitate such meetings being reimbursed by Purchaser. All information referred to in this Section 7.1 shall be subject to the Mutual Non Disclosure Agreement between Seller and Purchaser, dated June 2003, which shall continue to be in full force and effect.

7.2	Conduct of the Business Pending the Closing.

(a)	From and after the date hereof and until the Closing Date, except as otherwise expressly provided by this Agreement or with the prior written consent of Purchaser, which shall not be unreasonably withheld, Seller shall, and shall cause its Subsidiaries to:

(i)	conduct the Business only in the Ordinary Course of Business;

(ii)	use their reasonable commercial efforts to (A) preserve its present Business operations, organization (including management and the sales force) and goodwill of the Business and (B) preserve the present relationships with Persons having business dealings with Seller and the Subsidiaries in the conduct of, or relating to, the Business (including customers and suppliers);

(iii)	maintain (A) all of the Purchased Assets in their current condition, ordinary wear and tear excepted and (B) insurance upon all of the Purchased Assets in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

(iv)	(A) maintain the books, accounts and records of Seller and its Subsidiaries relating to the Business in the Ordinary Course of Business, (B) continue to collect accounts receivable and pay accounts payable and other Liabilities and Taxes consistent with past practice in the Ordinary Course of Business, utilizing normal procedures and without materially discounting or accelerating payment of such accounts, and (C) comply with all material contractual and other obligations applicable to the operation of the Business, including those included in the Purchased Contracts;

(v)	maintain all Permits relating to the Business in full force and effect;

(vi)	provide Purchaser with prompt notice of any material damage, destruction or loss, whether or not covered by insurance, with respect to the Purchased Assets or any other event that could reasonably be expected to have a Material Adverse Effect;

(vii)	pay all maintenance and similar fees and take all other appropriate actions as necessary to prevent the abandonment, loss or impairment of all Business Intellectual Property;

(viii)	comply in all material respects with all applicable Laws; and consult with Purchaser regarding all material terms including financial terms of all negotiations with customers of the Business for the supply of goods or services or in preparation of responses to RFP’s or bids for government tenders in connection with the Business, it being clarified that Purchaser shall have no veto rights with respect thereto, however, Purchaser shall have no obligation to assume any proposal that was not so approved by Purchaser;

(ix)	not take any action which would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement.

(b)	Except as otherwise expressly provided by this Agreement or with the prior written consent of Purchaser, which shall not be unreasonably withheld, Seller shall not, and shall not permit its Subsidiaries to:

(i)	hire any new employee to serve in the Business other than in the Ordinary Course of Business or, except as required under this Agreement, terminate any Employee (except an Employee who does not become a Target Employee or an Employee who rejects an employment offer from Purchaser), or, except as may be required pursuant to any applicable Law, (A) increase the level of compensation of any Employee (except an Employee who does not become a Target Employee), (B) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the Employees or otherwise modify or amend or terminate any such plan or arrangement, except with respect to Employees that do not become Target Employees, or (C) enter into any employment, deferred compensation, severance, consulting or similar agreement (or amend any such agreement) to which Seller or any of its Subsidiaries is a party or involving Employee (except an Employee who does not become a Target Employee) in his or her capacity as an Employee;

(ii)	subject the Purchased Assets to any Lien or otherwise encumber or permit, allow or suffer to be encumbered, any of the Purchased Assets (whether tangible or intangible), except under any applicable Law;

(iii)	acquire any material properties or assets in connection with the Business or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the Purchased Assets (except for purchases of supplies and sales of inventory, in each case for fair consideration in the Ordinary Course of Business);

(iv)	enter into or agree to enter into any merger or consolidation with any corporation or other entity;

(v)	cancel or compromise any debt or claim or waive or release any material right of Seller or any of its Subsidiaries in respect of the Purchased Assets, except in the Ordinary Course of Business;

(vi)	enter into any commitment for capital expenditures relating to the Business in excess of $50,000 for any individual commitment and $200,000 for all commitments in the aggregate;

(vii)	introduce any material change with respect to the operation of the Business, including any material change in the types, nature, composition or quality of products or services, or, other than in the Ordinary Course of Business, make any material change in product specifications or terms of distributions of such products;

(viii)	enter into any transaction relating to the Business which is not in the Ordinary Course of Business or modify or renew any Purchased Contract;

(ix)	enter into any Contract or commitment that restrains, restricts, limits or impedes the ability of the Business, or the ability of Purchaser, to compete with or conduct any business or line of business related to the Business in any geographic area;

(x)	Terminate, materially amend, restate, supplement or waive any material rights under any (A) Material Purchased Contract or Purchased Intellectual Property License or (B) Permit;

(xi)	make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, in each case related primarily to the Business, the Purchased Assets or the Assumed Liabilities, except, in each case, with respect to any of the foregoing that relates to the Taxes payable in connection with this transaction; or

(xii)	agree to do anything prohibited by this Section 7.2.

7.3	Consents. Seller and Purchaser shall use (and shall cause each of their subsidiaries to use) their reasonable best efforts, to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including the consents and approvals with respect to Seller referred to in Section 5.4(b) hereof.

7.4	Regulatory Approvals. Each of the Purchaser and the Seller shall (a) make or cause to be made all filings required of each of them or any of their respective subsidiaries or Affiliates under the Israel Antitrust Law or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within ten (10) Business Days after the date of this Agreement, (b) comply at the earliest practicable date with any request under the Israel Antitrust Law or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective subsidiaries from any other Governmental Body in respect of such filings or such transactions and (c) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any Governmental Body under any Antitrust Laws with respect to any such filing or any such application. Each such party shall use its commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Israel Antitrust Law or other Antitrust Laws. Seller and Purchaser may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials (Seller or Purchaser, as the case may be). Notwithstanding anything to the contrary provided herein, neither Purchaser, Seller nor any of their Affiliates shall be required (i) to hold separate (including by trust or otherwise) or divest any of its businesses, product lines or assets, including the Purchased Assets, (ii) to agree to any material limitation on the operation or conduct of its respective business, or (iii) to waive any of the conditions to this Agreement set forth in Section 9.1. While Seller believes that OCS approval is not required with respect to the transactions contemplated hereby, as soon as possible after the date hereof, Seller shall provide to the OCS a letter substantially in the form of Schedule 7.4 informing the OCS with respect to the transaction contemplated hereby. In connection with the efforts to obtain the consent of the MOD to allow Purchaser to use the MOD IP after Closing (subject to receipt of specific consent of the MOD with respect to each particular customer), Seller agrees to pay, prior to Closing, any amounts due by Seller to the Ministry of Defense as royalties for the use by Seller of the MOD IP and obtain the authorization of the Ministry of Defense, to the extent necessary, for any use of the MOD IP by Seller prior to Closing in connection with installations for which no authorization was granted.

7.5	Further Assurances. Subject to Section 7.4, each of Seller and Purchaser shall use its commercially reasonable efforts to: (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement, including by executing and delivering to the other party such other documents and to do such other acts and things, all as may be reasonably requested for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement; and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. In addition, to the extent that, during the period of three years after Closing, Purchaser or Seller is approached by any potential customer in the Purchaser Restricted Business or the Seller Restricted Business, respectively, then Purchaser or Seller, as the case may be, shall refer such potential customer to the Seller or Purchaser, respectively.

7.6	Non-Competition; Non-Solicitation; Confidentiality.

(a)	For a period from the date hereof until the third anniversary of the Closing Date, Seller shall not, and shall cause all the Affiliates directly or indirectly controlled by Seller not to, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in or that otherwise competes or that supports or is integrated with a business that competes with, the development, production, sale and marketing of, or services for, systems that perform (A) surveillance and/or interception for governments or law enforcement agencies on telecommunications networks, (B) digital video security and surveillance or (C) recording and quality management in call centers, in each case with such systems recording, retaining and/or analyzing data gathered by such system for use by the customer or end-user, except to the extent necessary to complete all Contracts for Subcontracting to be performed by Purchaser under the Subcontracting Agreements, or in the event of a breach thereof, by a Third Party (a “Seller Restricted Business”); provided, however, that the restrictions contained in this Section 7.6(a) shall not restrict the acquisition by Seller, directly or indirectly, of less than 2% of the outstanding capital stock of any publicly traded company engaged in a Seller Restricted Business.

(b)	For a period from the date hereof until the third anniversary of the Closing Date, Purchaser shall not, and shall cause all the Affiliates directly or indirectly controlled by Purchaser not to, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in or that otherwise competes or that supports or is integrated with a business that competes with, the production, sale and marketing of or services for systems that perform fraud prevention, quality assurance in communications networks, or revenue assurance (a “Purchaser Restricted Business”); except, solely with respect to this Section 7.6(b) for the completion of the particular projects described in Schedule 7.6(b) provided, however, that the restrictions contained in this Section 7.6(b) shall not restrict the acquisition by Purchaser, directly or indirectly, of less than 2% of the outstanding capital stock of any publicly traded company engaged in a Purchaser Restricted Business. In addition to the Purchaser Restricted Business described above, the following businesses described in (A) and (B) below shall constitute for the purposes of this Section 7.2(b) and Section 7.2(c) below “Purchaser Restricted Business”, provided however, that the businesses described in clauses (A) and (B) below shall cease to constitute Purchaser Restricted Business upon the expiration of 18 months from Closing unless on or prior to such time Seller provides to Purchaser a certificate signed by a senior executive officer of Seller certifying that as of the expiration of such 18 months, Seller expended material resources, measured by the commitment of funds, personnel and management time and attention in furtherance of all or a material portion of such businesses and considers such business as a material element in its strategic plan presented to and approved by the Board of Directors of Seller: (A) billing and network management systems in a telecom network that implement, monitor, and support the business processes or the network operations, and (B) network management, which shall be understood to mean service provisioning, network monitoring and network configuration as well as fraud management and prevention, revenue protection and assurance, quality of service and performance management, network and fault management, network planning and optimization, risk management as related to revenue assurance or fraud detection systems, network mediation related to the foregoing, and churn management.

(c)	For a period from the date hereof until the tenth anniversary of the Closing Date, Purchaser shall not, and shall cause all the Affiliates directly or indirectly controlled by Purchaser not to, directly or indirectly, use, exploit or create any other benefit from, any of the Purchased Assets, the Business Intellectual Property, the ECI Intellectual Property and the MOD IP in any area or field which is within the Purchaser Restricted Business.

(d)	For a period from the date hereof until the tenth anniversary of the Closing Date, Seller shall not, and shall cause all the Affiliates directly or indirectly controlled by

Seller not to, directly or indirectly, use, exploit or create any other benefit from, any of the Seller’s current assets (including the Intellectual Property which is subject to the Module License Agreement or the Patent License Back Agreement) in any area or field which is within the Seller Restricted Business.

(e)	For a period from the date hereof to the first anniversary of the Closing Date, Seller shall not, and shall cause all the Affiliates directly or indirectly controlled by Seller not to: (i) cause, solicit, induce or encourage Consultants who are engaged by Purchaser, or any Employees who become Transferred Employees to leave such employment or otherwise engage any such individual, provided that nothing herein shall be deemed to be a limitation on soliciting, retaining or engaging such person if the termination of his or her engagement by Purchaser or its Affiliates was not the result of a prohibited solicitation hereunder, provided that a period of at least 60 days after such termination has elapsed; (ii) solicit, induce or encourage any Target Employees or Consultant that received offers of engagement by Purchaser, in each case who have refused offers to become Transferred Employees pursuant to Article VIII or refused to be engaged by Purchaser, respectively, to become or continue to be employees or consultants of Seller, provided that such restriction shall expire 120 days after the later of Closing or termination of such Target Employees or Consultants by Seller, or (iii) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of the Business (including any existing or former customer of Seller or its Subsidiaries and any Person that becomes a client or customer of the Business after the Closing) or any other Person who has a business relationship with the Business, to terminate or adversely modify any such actual or prospective relationship.

(f)	For a period from the date hereof to the first anniversary of the Closing Date, Purchaser shall not, and shall cause all the Affiliates directly or indirectly controlled by Purchaser not to: (i) cause, solicit, induce or encourage any current employees or consultants of Seller or its Affiliates (other than any Target Employee) to leave such employment or otherwise engage any such individual, provided that nothing herein shall be deemed to be a limitation on retaining or engaging such person if the termination of his or her engagement by Seller or its Affiliates was not the result of a prohibited solicitation hereunder provided that a period of at least 120 days after such termination has elapsed; or (ii) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of the Seller whose relationships with Seller are not terminated by virtue of this Agreement (including any existing or former customer of Seller or its Subsidiaries and any Person that becomes a client or customer after the Closing) or any other Person who has a business relationship with the Seller, to terminate or adversely modify any such actual or prospective relationship, provided however that the foregoing shall not prevent Purchaser from, after Closing, holding discussions with, or engaging, solely with respect to pursuit of the Business, existing agents that are employed by Seller both in the Business and in other areas, as long as such other areas are not part of Purchaser Restricted Business.

(g)	From and after the date hereof, Seller shall not and shall cause the Affiliates controlled by Seller and their respective employees, officers and directors not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized employees, officers and directors of Seller or use or otherwise exploit for its own benefit or for the benefit of anyone other than the Purchaser, any Purchaser Related Confidential Information, except for any use or disclosure in connection with Seller’s business (but not within the Seller Restricted Business) or where otherwise permitted under this Agreement. Seller, and its employees, officers, directors and Affiliates shall not have any obligation to keep confidential any Confidential Information if and to the extent disclosure thereof is specifically required by Law; provided, however, that in the event disclosure is required by applicable Law, Seller shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order. For purposes of this Section 7.6, “Purchaser Related Confidential Information” shall mean any Trade Secrets with respect to the Purchased Assets, the Assumed Liabilities or the Business. “Purchaser Related Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is in the public domain at the time of disclosure by Purchaser or subsequently becomes so through no fault of Seller; (ii) was known to Seller or in its possession at the time of disclosure without any confidentiality obligation; (iii) is furnished to Seller by a third party having a lawful right to do so; (iv) was explicitly approved for release by written authorization of Purchaser; (v) is developed by Seller independently of the disclosure by Purchaser with no use of any Joint Intellectual Property, Licensed Patents, Licensed Modules, the modules licensed to Seller under the Module License Agreement, Licensed Copyright or Licensed Trade Secrets, and not containing any information regarding any of the foregoing; or (vi) is disclosed in response to a valid order of a court or other governmental body with jurisdiction over Seller or Purchaser, but only to the extent of and for the purposes of such order, provided, however, that Seller shall first notify Purchaser in writing of the order, and permit Purchaser to seek an appropriate protective order.

(h)	From and after the date hereof, Purchaser shall not and shall cause the Affiliates controlled by Purchaser and their respective employees, officers and directors not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized employees, officers and directors of Seller or use or otherwise exploit for its own benefit or for the benefit of anyone other than the Purchaser, any Seller Related Confidential Information, except to the extent that such Seller Related Confidential Information is used by Purchaser in the normal conduct of the Business, but not within the Purchaser Restricted Business or where otherwise permitted under this Agreement. Purchaser, and its employees, officers, directors and Affiliates shall not have any obligation to keep confidential any Seller Related Confidential Information if and to the extent disclosure thereof is specifically required by Law; provided, however, that in the event disclosure is required by applicable Law, Purchaser shall, to the extent reasonably possible, provide Seller with prompt notice of such requirement prior to making any disclosure so that

Seller may seek an appropriate protective order. “Seller Related Confidential Information” shall mean any Trade Secrets with respect to the Joint Intellectual Property, the Transferred Patent, the Licensed Modules, the Licensed Copyright, the Licensed Trade Secrets, any Excluded Asset and any Excluded Liability and any Purchased Asset or Assumed Liability to the extent such Trade Secret on a Purchased Asset or Assumed Liability relates to facts or circumstances arising prior to Closing. “Seller Related Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is in the public domain at the time of disclosure by Seller or subsequently becomes so through no fault of Purchaser; (ii) was known to Purchaser or in its possession at the time of disclosure without any confidentiality obligation; (iii) is furnished to Purchaser by a third party having a lawful right to do so; (iv) was explicitly approved for release by written authorization of Seller; (v) is developed by Purchaser independently of the disclosure by Seller with no use of any Joint Intellectual Property, Licensed Patents, or Licensed Modules, Licensed Trade Secrets or Licensed Copyright, and not containing any information regarding any of the foregoing; or (vi) is disclosed in response to a valid order of a court or other governmental body with jurisdiction over Seller or Purchaser, but only to the extent of and for the purposes of such order, provided, however, that Purchaser shall first notify Seller in writing of the order, and permit Seller to seek an appropriate protective order.

(i)	The covenants and undertakings contained in this Section 7.6 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 7.6 will cause irreparable injury to the parties, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Therefore, each of Purchaser and Seller will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 7.6. The rights and remedies provided by this Section 7.6 are cumulative and in addition to any other rights and remedies which Purchaser and Seller may have hereunder or at Law or in equity. In the event that Purchaser or Seller were to seek damages for any breach of this Section 7.6, the portion of the Purchase Price which is allocated by the parties to the foregoing covenant shall not be considered a measure of or limit on such damages.

(j)	The parties hereto agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 7.6 is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

(k)	Seller and Purchaser agree that in the event that any of them is to be acquired by way of a merger, share purchase, asset purchase or a similar transaction, the foregoing limitations of Sections 7.6(a) and 7.6(b) shall continue to apply to the party being acquired, but shall not apply to the other business of the acquiror of such party, whereas the foregoing limitations of Sections 7.6(c) and 7.6(d) shall continue to apply both to the party being acquired and to the acquiror of such party.

7.7	Publicity.

(a)	Neither Seller nor Purchaser nor any of their respective Affiliates shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Purchaser or Seller, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange or automated quotation system on which Purchaser or Seller lists securities, provided that, to the extent required by applicable Law, the party intending to make such release shall use its best efforts consistent with such applicable Law to consult with the other party with respect to the text thereof.

(b)	Each of Purchaser and Seller agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except in connection with the solicitation of proxies by Seller with respect to the extraordinary meeting of shareholders of Seller convened for the purpose of approving this Agreement and the transactions contemplated hereby, if such meeting is required, and except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law, as determined by the party which is subject to such Law upon advice of counsel.

7.8	Preparation of Proxy Statement; Shareholders’ Meeting. If Seller determines, upon advice of counsel, that a meeting and approval as described below are required, then promptly after the execution of this Agreement, Seller shall take all action necessary under all applicable Law to call, give notice of and hold an extraordinary meeting of shareholders to vote on the proposal to approve this Agreement and the transactions contemplated hereby. If such meeting and approval is required, then the board of directors of Seller, having approved this Agreement and the transactions contemplated hereby, shall recommend to the Seller’s shareholders that they approve this Agreement and the consummation of the transactions contemplated hereby. Subject to the notice requirements of the Companies Law and Seller’s Articles of Association, the shareholders’ meeting, if required, shall be held (on a date selected by Seller) as promptly as practicable after the date hereof. Seller shall ensure that all proxies solicited in connection with the shareholders’ meeting are solicited in compliance with all applicable legal requirements. Without limitation to the foregoing sentence, at least six (6) Business Days prior to mailing any proxies, (i) Seller shall provide Purchaser with a copy of such proxy for its review and shall consider in good faith all comments made by Purchaser on such proxies no later than three (3) Business Days prior to mailing; and (ii) Seller shall deliver a shareholders agreement and proxy executed by ECI Telecom Ltd. in form and substance reasonably satisfactory to Purchaser pursuant to which ECI Telecom Ltd. will undertake to vote in favor of the transaction.

7.9	Cooperation regarding Transfer of IT. Seller will cooperate with Purchaser in transfer of all information technology contained in the Purchased Assets including by doing the following: (a) within 20 days prior to the expected date of Closing, Purchaser shall bring equipment to the premises of Seller, to begin the process of moving all information that constitutes any part of the Purchased Assets to the equipment of Purchaser. It is estimated that this process will proceed for several days with the assistance of Seller; such equipment of Purchaser shall remain at the premises of Seller until the Closing, and will be returned to the Purchaser only upon and subject to the Closing; Seller shall assume no responsibility for such equipment as long as it is present in Seller’s premises; (b) effective at the Closing, all internal extensions of Transferred Employees shall have a voice mail message providing new phone numbers for such Transferred Employees for a period of at least 120 days (with access to any messages left); (c) effective at the Closing, all e-mail sent to the addresses of the Transferred Employees will be automatically forwarded to e-mail addresses to be supplied to Seller by Purchaser; and (d) at least five (5) Business Days prior to Closing, Purchaser will notify Seller whether it wishes to assume the cellular telephone contracts of the Transferred Employees, or whether it wishes to transfer the cellular telephones of the Transferred Employees to its own cellular telephone arrangements. All expenses incurred in connection with any of the foregoing will be borne solely by Purchaser.

7.10	Delivery by Seller of Year-End Audited Business Financials; Closing Statement.

(a)	Seller shall provide to Purchaser, as soon as such data becomes available, but in any event no later than three business days before Closing audited consolidated financial statements, including independent auditor’s report, consolidated balance sheets, statement of operations, owners’ equity and cash flows and notes thereto, for the Business as of and for the year ended December 31, 2003 (the “Audited Business Financials”). The Audited Business Financials will be prepared from the books and records of the Seller in accordance with GAAP and, subject to the next two sentences, will fairly present in all material respects the Business’ financial position as of December 31, 2003 and results of operations, changes in the owners’ equity and cash flows for the year ended December 31, 2003. It is understood that in the Ordinary Course of Business no separate financial statements are or have been ever prepared for the Business or the Purchased Assets, and that the Audited Business Financials include various expenses and other items that include allocations by Seller, which were based on estimates. Seller made such allocations on a reasonable basis in a manner that approximates, in Seller’s judgment, the assets, liabilities, owner’s equity, costs and expenses that would have been incurred had the Business been operated on a stand alone basis. In addition, (a) as soon as such data becomes available, but in any event no later than three Business Days before Closing, Seller shall provide an unaudited balance sheet and statement of operations for the Business for each quarter of 2003, (b) as soon as practicable after the end of each quarter of 2004 that ended prior to the Closing, Seller shall provide an unaudited balance sheet and statement of operations for the Business for such quarter and (c) within 20 days after the end of the Seller’s quarter of 2004 in which the Closing was held (or if the Closing occurs within the last month of any fiscal quarter of Purchaser, then within 15 days of the Closing), Seller shall provide an unaudited balance sheet and statement of operations, for the Business for the period of such Seller’s quarter until the date of Closing or, if requested by Purchaser prior to Closing, beginning the first date of the then current fiscal quarter of Purchaser, and ending on the date of Closing. All of such unaudited balance sheets and statements of operations shall be prepared from the books and records of Seller in accordance with GAAP, and subject to the above, will fairly present in all material respects the Business’ financial position as of the dates indicated and results of operations for the periods indicated.

(b)	The valuation of the Purchased Assets set forth in the Closing Statement shall be made in accordance with GAAP. The Assumed Liabilities to be set forth in the Closing Statement will be in accordance with GAAP.

(c)	After Closing, Seller shall provide Purchaser with access to the accounting records relating to the Business as reasonably requested by Purchaser from time to time so as to allow Purchaser to comply with any filing or reporting obligation imposed on Purchaser under applicable Law or requested by Purchaser’s auditors, provided that any expenses or costs in connection with or resulting from such access, including time spent by Seller employees, shall be borne by Purchaser.

7.11	Software Performance. In the that the Software included in the Purchased Assets does not comply with the representation contained in Section 5.11(p), Seller may remedy and correct such non-performance or non-compliance at no cost to Purchaser. Purchaser shall provide to Seller a notice in writing in an event of non compliance with the representation contained in Section 5.11(p) and agrees to suspend any claim for indemnification under Section 10 for a period of at least 10 Business Days (provided Seller begins such remedy and correction within 2 days of receiving such notice) during which Seller may remedy in accordance with this Section 7.12.

7.12	QSS Payments. In connection with the assignment of the Agreement dated November 26, 2000, as amended in January 2004, between Quality Support Systems Pte. Ltd. (“QSS”), and Seller (the “QSS Agreement”) that is one of the Purchased Contracts, Seller shall make payments to Purchaser and Purchaser shall make payments to QSS in accordance with the terms of the Subcontracting Agreement to be entered into between Purchaser and Seller in the form annexed hereto as Exhibit A-1.

7.13	Consultants. From the date hereof, Purchaser may approach the Consultants and offer to them to be engaged by Purchaser on such terms and conditions as may be agreed upon between Purchaser and each such Consultant.

7.14	Participation in Future Development. For a period of one year from the Closing, Seller shall participate in the funding by the Purchaser of the development of Version 2.2 by payment to the Purchaser of the aggregate amount of US$1,000,000 plus value added tax. Payments shall be made in 12 monthly equal installments commencing the first day of the first calendar month following the Closing against delivery by Purchaser of monthly invoices for development work performed by Purchaser. For a period of five years commencing February 1, 2005, Purchaser will pay Seller royalties at the rate of 1% of the gross proceeds received by Purchaser or any Affiliate thereof from the sale, licensing, distribution or otherwise grant of rights, with respect to Version 2.2 or any part or module thereof (including any subsequent correction of bugs or improvements of the performance or functionality of Version 2.2 or any part or module thereof but not including any new version) up to a maximum royalty payment of US$1,200,000. Royalties shall be paid to Seller in cash on a quarterly basis. Purchaser shall provide to Seller reports listing the proceeds earned by Purchaser as described above and shall provide to Seller reasonable documentation supporting such reports.

ARTICLE VIII

EMPLOYEES AND EMPLOYEE BENEFITS

8.1	Employees.

(a)	Seller shall make all of the Employees available to Purchaser for interviews during the period after the date hereof and prior to the Closing Date. Purchaser shall, within seven days of Closing, identify those Employees to whom it wishes to make employment offers and provide to Seller lists of such Employees to whom it wishes to make employment Offers (the “Target Employees”), and Purchaser shall make employment offers to all such Target Employees. Purchaser shall either (i) offer employment in a manner such that Target Employees offered employment by Purchaser shall be terminated by Seller as of the Closing Date and all Target Employees accepting such offer shall be hired by Purchaser commencing on the Closing Date (the “New Hire Method”), (ii) offer employment in a manner that preserves the tenure of the Transferred Employees accrued during their term of employment by the Seller only with respect to vacation, recuperation, sick leave and severance (collectively, the “Benefits”), to the extent provided for in the employment agreements to be entered into between Purchaser and such Transferred Employees, provided that such Benefits will be provided by Purchaser at a level which is at least as favorable as provided to Purchaser employees with similar tenure, and does not require payment of severance payment to such Transferred Employees at the time of hiring by Purchaser (the “Rollover Method”), or (iii) offer some Target Employees employment based on the New Hire Method and other Target Employees employment based on the Rollover Method. Each such Target Employee who accepts any such offer of employment shall be referred to herein as a “Transferred Employee.”

(b) (i)	If Purchaser offers employment pursuant to the New Hire Method, Purchaser shall make offers of employment to such Target Employees whom they select conditional upon the Closing and on such other terms and conditions as Purchaser determines in its sole discretion, but in any event on terms that are not less favorable then the terms of the relevant Target Employees’ current terms of employment with Seller contained in written employment agreements and disclosed to Purchaser. Purchaser, in its sole discretion shall determine the Target Employees that it desires to hire effective as of the Closing Date under the New Hire Method.

(ii)	With respect to all Transferred Employees whose employment with Seller shall terminate as of the Closing Date, Seller shall be responsible for and shall pay on or prior to the Closing Date, all wages, bonuses, commissions, vacation pay, vacation accrual, pay for other compensated absences and other remuneration (including mandatory or discretionary benefits) earned or accrued by such Employees as of the close of business on the Closing Date, including any related payroll deductions (such as employee benefit plan contributions and employment Taxes) with respect thereto, regardless of whether such amounts have been accrued on the books of Seller at the close of business on the Closing Date.

(iii)	Seller shall be liable for and shall pay all severance payments or other termination benefits (if any), due to any of the Transferred Employees as a result of the termination of their employment with Seller in connection with the New Hire Method.

(c) (i)	If Purchaser offers employment to any or all of the Target Employees pursuant to the Rollover Method, then, not later than five (5) days prior to the Closing Date pursuant to the Rollover Method, Purchaser shall provide Seller with a list of Target Employees to whom Purchaser, in its sole discretion, intends to offer employment under this method commencing on the Closing Date. Purchaser and each such Target Employee that elects to become a Transferred Employee shall enter into an employment agreement setting forth the terms and conditions of employment according to the principles of the Rollover Method. Accruals for severance, vacation and recuperation payments existing as of Closing with respect to the Benefits of such Transferred Employees shall be assumed by Purchaser and will be included as an Assumed Liability in the Closing Statement.

The accrual for severance that will be included in the Assumed Liabilities will be equal to the amount of liability for severance for the Transferred Employees that have managers’ insurance policies less amounts funded by Seller to such managers’ insurance policies. Such accruals together with such amounts funded by Seller shall be sufficient to cover the Benefits assumed by Purchaser (based on 100% of the Transferred Employees’ global salary). The calculation will be based on the calculation that appears in the details regarding the Employees delivered by Seller to Purchaser and referenced in Section 5.13(a).

Seller will not make an accrual for severance in the Closing Statement for Employees for which Seller contributes to pension funds (e.g., “Mivtachim”). For Employees with both managers insurance policies and pension funds, the accrual will be calculated only for the portion of salary for which Seller contributes to the managers insurance policies.

Notwithstanding anything to the contrary, Seller may deposit funds due with respect to the Benefits for the month in which Closing is held (for the period up to the Closing) by the 30th of the subsequent month.

(ii)	Prior to the Closing Date, Seller shall (A) pay the Transferred Employees all accrued compensation (other than for unused vacation and recuperation payments) and reimbursement of all properly incurred expenses prior to the Closing, (B) provide Purchaser with an account of all Benefits accrued by the Employees as of the Closing Date and (C) provide Purchaser with all books and records relating to contributions made by Seller on behalf of the Employees to any pension fund, insurance company, further education fund, provident fund or any other entity pursuant to any plans, policies or other arrangements (collectively, “Benefit Plans”).

(iii)	At the Closing, Seller shall assign to Purchaser all its rights in the Benefit Plans with respect to the relevant Transferred Employees.

(d)	Neither Seller nor any of its Affiliates have taken and shall not take any actions that are intended to or likely to dissuade any Target Employee from accepting any offer of employment by Purchaser, including offering such Target Employees other positions with Seller or its Affiliates, unless Purchaser withdraws its employment offer to any such Target Employee. Nothing in this Article VIII shall obligate Purchaser to offer employment to any Employee for a minimal period of time or to the same job title or responsibilities as an Employee held prior to the Closing Date.

(i)	Notwithstanding the foregoing, with respect to certain employees who are members of senior management of Seller and whose identity is agreed in writing between the parties, Purchaser shall participate with Seller on the payment of severance benefits paid by Seller to such employee and all other payments that result from or made in connection with this transaction or the termination of their employment and described in writing in a document delivered prior to Closing (including the dates of payment thereof) to Purchaser, in an amount equal to 25% of such payments plus VAT, up to an aggregate of $500,000 plus VAT, provided that such payments will be made to Seller promptly upon Seller’s request but in no event later than thirty (30) days from Closing. Such amount of $500,000 will be recorded as an accrual in Seller’s books and records and shall be included in the Assumed Liabilities.

(ii)	In addition, with respect to Transferred Employees agreed upon in writing between the parties as an inducement by Seller to encourage such Transferred Employees to accept offers of employment with Purchaser, special signing bonuses shall be paid which shall not exceed an aggregate amount of $1,000,000 such that 40% of the bonus paid to each such employee shall be paid by Seller on or around the Closing, 30% of the bonus shall be paid by Purchaser as soon as practicable after Closing in accordance with Purchaser’s normal payroll practices, and 30% of the bonus paid to each such employee shall be paid by Purchaser within one year after Closing, all on the terms and conditions described in the form of bonus letter attached hereto as Exhibit P. The foregoing aggregate 60% amount payable by Purchaser shall be recorded as an accrual in Seller’s books and records and shall be included in the Assumed Liabilities.

(iii)	In addition, as an inducement by Seller to encourage certain Transferred Employees selected by Purchaser to accept employment with Purchaser, signing bonus of $200,000 shall be given to such Transferred Employees and shall be paid by Purchaser as soon as practicable after Closing in accordance with Purchaser’s normal payroll practices. The foregoing amount of $200,000 payable by Purchaser shall be recorded as an accrual in Seller’s books and records and shall be included in the Assumed Liabilities.

8.2	Indemnification. Seller shall indemnify and hold Purchaser and its Affiliates harmless with respect to any Transferred Employee from any employment-related Losses incurred by Purchaser related to Liability with respect to employment on or prior to Closing that under this Article VIII is required to be paid by Seller. Purchaser shall indemnify and hold Seller and its Affiliates harmless with respect to any Transferred Employee from any employment-related Losses incurred by Seller related to Liability with respect to employment by Purchaser during the period after Closing that under this Article VIII is required to be paid by Purchaser. The provisions of Section 10.3 shall apply, mutatis mutandis.

8.3	Intellectual Property. Seller shall further provide a notice in the form of Schedule 8.3 to the Employees that their current agreements with Seller or its Affiliates concerning proprietary information and inventions continue in full force and effect in accordance with their terms.

ARTICLE IX

CONDITIONS TO CLOSING

9.1	Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions:

(a)	the representations and warranties of Seller set forth in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

(b)	Seller shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by it prior to the Closing Date and Purchaser shall have received copies of such board and shareholders’ resolutions of Seller (if applicable) approving this Agreement and the transactions contemplated hereby;

(c)	(i) no Legal Proceedings shall have been instituted against Seller or Purchaser seeking to substantially restrain or prohibit the consummation of the transactions contemplated hereby, and (ii) no written legal threat thereof shall be outstanding which is reasonably likely to be successful, provided that, if such threat is not reflected in actual Legal Proceedings within 14 days after such threat is made, then the existence of such threat may not be deemed to be a failure of a closing condition to be satisfied, and (iii) there shall not be in effect any Order by or any objection from a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting or objecting to the consummation of the transactions contemplated hereby;

(d)	the parties hereto shall have obtained the approval of the Israel Antitrust Authority, the Ministry of Defense (including an approval that allows Purchaser to use the MOD IP after Closing (subject to receipt of specific consent from the MOD with respect to each particular customer)), the Investment Center and any other consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body required to be obtained or made in connection with the execution and delivery of this Agreement or the performance of the transactions contemplated herein all in a form reasonably satisfactory to Purchaser and Seller;

(e)	at least 70% of those Employees listed in Schedule 9.1(e) that have been identified by Purchaser as Target Employees shall have consented to becoming Transferred Employees;

(f)	at least 80% of those Employees listed as Group A of Schedule 9.1(f) that have been identified by Purchaser as Target Employees and at least 80% of those Employees listed as Group B of Schedule 9.1(f) that have been identified by Purchaser as Target Employees, shall have shall have consented to becoming Transferred Employees;

(g)	Seller shall have delivered a copy of the Audited Business Financials described in Section 7.10.

(h)	Seller shall have delivered copies of the Third Party consents under the Contracts for Subcontracting listed in Schedule 9.1(h), under the Material Purchased Intellectual Property Licenses (or procurement of new licenses described in Section 2.1(d) which Seller shall use best efforts to obtain), and any other consents received under other Purchased Intellectual Property Licenses.

9.2	Conditions Precedent to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions:

(a)	The representations and warranties of Purchaser set forth in this Agreement qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

(b)	Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(c)	(i) no Legal Proceedings shall have been instituted against Seller or Purchaser seeking to substantially restrain or prohibit the consummation of the transactions contemplated hereby, and (ii) no written legal threat thereof shall be outstanding which threat is reasonably substantiated in facts and is reasonably likely to be successful, provided that, if such threat is not reflected in actual Legal Proceedings within 14 days after such threat is made, then the existence of such threat may not be deemed to be a failure of a closing condition to be satisfied, and (iii) there shall not be in effect any Order by or any objection from a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting or objecting to the consummation of the transactions contemplated hereby;

(d)	the parties hereto shall have obtained the approval of the Israel Antitrust Authority, the Ministry of Defense, the Investment Center and any other consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body required to be obtained or made in connection with the execution and delivery of this Agreement or the performance of the transactions contemplated herein in a form reasonably satisfactory to Seller and Purchaser; and

(e)	Seller shall have delivered copies of the third party consents listed in Schedule 9.2(e).

ARTICLE X

INDEMNIFICATION

10.1	Survival of Representations and Warranties. The representations and warranties of the parties contained in Articles V and VI of this Agreement shall survive the Closing through and including 18 months following the Closing Date, provided however, that the representations and warranties included in Sections. 5.7, 5.9, 5.11, 5.13 and 5.15 shall survive the Closing until the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof; (in each case, the “Survival Period”); provided, however, that any obligations to indemnify and hold harmless shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the indemnifying party in accordance with Section 10.3(a) before the termination of the applicable Survival Period.

10.2	Indemnification.

(a)	Subject to Sections 10.1 and 10.4 hereof, Seller hereby agrees to indemnify and hold Purchaser and its directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against:

(i)	any and all losses, liabilities, obligations, damages, costs and expenses (individually, a “Loss” and, collectively, “Losses”) based on, arising under or resulting from the failure of any representation or warranty of Seller set forth in this Agreement or in any Seller Document, to be true and correct at the date hereof and at the Closing Date;

(ii)	any and all Losses based on, arising under or resulting from the material breach of any covenant or other agreement on the part of Seller under this Agreement or any Seller Document; and

(iii)	any and all Losses based on, arising under or resulting from any Excluded Asset or any Excluded Liability; and

(iv)	any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including reasonable attorneys’ and other professionals’ fees and disbursements (collectively, “Expenses”) incident to any and all Losses with respect to which indemnification is provided hereunder.

(b)	Subject to Section 10.1 and 10.4, Purchaser hereby agrees to indemnify and hold Seller and its Affiliates, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against:

(i)	any and all Losses resulting from the failure of any representation or warranty of Purchaser set forth in this Agreement or any Purchaser Document, to be true and correct at the date hereof and at the Closing Date;

(ii)	any and all Losses resulting from the breach of any covenant or other agreement on the part of Purchaser under this Agreement or any Purchaser Document;

(iii)	any and all Losses resulting from any Assumed Liability and any and all Losses resulting from any Purchased Asset and arising after the Closing; and

(iv)	any and all Expenses incident to any and all Losses with respect to which indemnification is provided hereunder.

10.3	Indemnification Procedures.

(a)	In the event that any Legal Proceedings shall be instituted or that any claim or demand (“Claim”) shall be asserted by any Person in respect of which payment may be sought under Section 10.2 hereof (regardless of the limitations set forth in Section 10.4), the indemnified party shall reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party; provided, however, that the failure to give any such notice shall not release the indemnifying party from any obligations hereunder except to the extent it is actually prejudiced thereby. The indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, it shall within five (5) days (or sooner, if the nature of the Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, fails to notify the indemnified party of its election as herein provided, the indemnified party may defend against, negotiate, settle or otherwise deal with such Claim, provided however, that a settlement shall not be binding upon the indemnifying party unless such settlement was approved by the indemnifying party in advance. If the indemnified party defends any Claim pursuant to the preceding sentence, then the indemnifying party shall reimburse the indemnified party for the Expenses of defending such Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Claim, the indemnified party may participate, at its own expense, in the defense of such Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with one separate counsel at the expense of the indemnifying party if so requested by the indemnifying party to participate. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Claim. Notwithstanding anything in this Section 10.3 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any indemnifiable Claim or permit a default or consent to entry of any judgment unless the settlement consists exclusively of the payment of money damages and the claimant and such party provide to such other party an unqualified release from all liability in respect of the indemnifiable Claim.

(b)	After any final judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to a Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall be required to pay all of the sums so due and owing to the indemnified party by wire transfer of immediately available funds within ten (10) Business Days after the date of such notice.

10.4	Limitations on Indemnification for Breaches of Representations and Warranties.

(a)	An indemnifying party shall not have any liability under Section 10.2(a)(i) or Section 10.2(b)(i) hereof unless the aggregate amount of Losses and Expenses to the indemnified parties finally determined to arise thereunder based upon, attributable to or resulting from the failure of any representation or warranty to be true and correct, exceeds $200,000 (the “Basket”) and, in such event, the indemnifying party shall be required to pay the entire amount of such Losses and Expenses, including the Basket.

(b)	For purposes of calculating Losses hereunder, any materiality or material adverse effect qualifications in the representations, warranties, covenants and agreements shall be ignored.

(c)	Notwithstanding anything to the contrary herein, no amount shall be payable by the Seller, on the one hand, and Purchaser, on the other hand, with respect to any indemnification claims under Section 10.2(a)(i) and Section 10.2(b)(i) and the related claims under Section 10.2(a)(iv) and Section 10.2(b)(iv), respectively, to the extent that all amounts claimed against such party under Section 10.2(a)(i) and Section 10.2(b)(i) and the related claims under Section 10.2(a)(iv) and Section 10.2(b)(iv), respectively, as the case may be, exceed 20% of the amount paid at

Closing to Seller under Section 3.1(a)(i), excluding value added tax (except with respect to claims under Section 10.2(a)(i) relating to a breach by Seller of the representations included in Section 5.11, in which case such amount shall be equal to the amount paid at Closing to Seller under Section 3.1(a)(i), excluding value added tax and will be reduced to $27.5 million 12 months after Closing, and will be reduced by an additional $4.5 million at the expiration of each subsequent 12 months, and with respect to all such claims, indemnification under Section 10, subject to such limitation, shall serve as the sole remedy, provided however, that (i) the foregoing limitations shall not apply to (w) any claims under Section 10.2(a)(i) and the related claims under Section 10.2(a)(iv) that relate to Losses arising prior to the Closing Date that are not included in Assumed Liabilities, (x) any claims under Sections 10.2(a)(ii) and 10.2(a)(iii), (y) any claims under Sections 10.2(b)(ii) and 10.2(b)(iii) and (z) any claims under Sections 10.2(a)(i) and 10.2(b)(i) which are based on fraud or willful misconduct, (ii) notwithstanding anything to the contrary, in the event that Purchaser incurs any Losses as a result of any claim by the OCS with respect to the Business Intellectual Property, then the sole remedy of Purchaser in this respect shall be that Seller shall pay to the OCS all amounts due to the OCS, if any, with respect to all revenues earned prior to or after the Closing with respect to the Business Intellectual Property, including all interest payments and penalties with respect thereto, if any, and all amounts due to the OCS, if any, with respect to the transfer of Purchased Assets hereunder, including all interest payments and penalties with respect thereto, if any, up to a maximum total amount for all such payments which is equal to the total amount of OCS grants received by Seller which are outstanding as of Closing, net of any royalties previously paid to the OCS, which amount, as of the date hereof, is represented by Seller to be approximately $3,000,000 and will be updated at Closing, and (iii) the foregoing limitations shall not apply to any amounts required to be paid to the Ministry of Defense in respect of royalties or otherwise in connection with the MOD IP based on any action or omission of Seller prior to Closing.

(d)	No loss, Liability, damage or deficiency shall constitute Losses to any party to the extent of any insurance proceeds actually received by such party with respect to such loss, Liability, damage or deficiency (after deducting reasonable costs and expenses incurred in connection with recovery of such proceeds).

(e)	Anything contained in this Agreement to the contrary notwithstanding, no indemnified party will be entitled to any recovery under this Agreement for its consequential, incidental or indirect damages, including loss of profits or loss of opportunities.

10.5	Sufficient Cash Amounts. From the Closing Date and for a period of 18 months thereafter, Seller shall maintain cash, cash equivalents and liquid short term investments in an amount which is equal to at least $25 million (after deduction of (i) any cash amounts required to be paid by Seller prior to the expiration of such 18 months under binding agreements for acquisition of technologies, businesses or similar assets and (ii) any reserves recorded on the Seller’s balance sheet in accordance with GAAP prior to the expiration of such 18 months with respect to any litigation filed against the Seller, if any) (the “Minimum Level”) and shall not distribute dividends or otherwise dispose of its cash, cash equivalents or short term investments in a manner which will reduce its balances of cash and cash equivalents below the Minimum Level, unless Seller deposits an amount of $5.2 million in escrow with an independent escrow agent approved by Purchaser and Seller pursuant to a customary escrow agreement to be agreed upon with Purchaser and such escrow agent which amount shall be available for any indemnification claims of Purchaser under Article X until the end of such 18 months period, subject to customary dispute resolution provisions regarding indemnification claims and maintenance of amounts beyond the 18 months period to serve unresolved indemnification claims. In addition, in the event that prior to the expiration of 18 months after the Closing Date substantially all of the shares or assets of Seller are acquired by a Third Party or Seller mergers or consolidates with or into another entity as a result of which less than a majority of the voting rights in the surviving entity are held by the shareholders of Seller immediately prior to such merger or consolidation, then immediately prior to such transaction, Seller shall create an escrow as described in the previous sentence. In the event that at any time after Closing Seller’s cash, cash equivalents and short term investments, after making the deductions described in the first sentence above, are reduced to $27,500,000 Seller shall immediately notify Purchaser and use commercial reasonable efforts to execute as soon as possible an escrow agreement as described above to enable the deposit into escrow when the Minimum Level is reached.

10.6	Tax Treatment of Indemnity Payments. Seller and Purchaser agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price for all Tax purposes. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment received by the Purchaser or Seller is determined to be taxable by any Taxing Authority, then subject to Section 10.4, the Seller or Purchaser, as the case may be, shall also indemnify the Purchaser or Seller, as the case may be, for any Taxes incurred by reason of the receipt of such payment and any Expenses incurred by the Purchaser or Seller, as the case may be, in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).

ARTICLE XI

TAXES

11.1	Transfer Taxes. Seller and Purchaser shall each be responsible for 50% of (and shall indemnify and hold harmless Purchaser and Seller, as the case may be, against) any and all Liabilities for Transfer Taxes, regardless of the Person liable for such Transfer Taxes under applicable Law and (ii) timely file or caused to be filed all necessary documents (including all Tax Returns) with respect to Transfer Taxes.

11.2	Cooperation on Tax Matters.

(a)	Purchaser and Seller shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Purchased Assets and the Assumed Liabilities as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other required filings relating to Tax matters, for the preparation for any Tax audit, for the preparation for any Tax protest, for the prosecution or defense of any suit or other proceeding relating to Tax matters.

(b)	Purchaser shall retain possession of all accounting, business, financial and Tax records and information relating to the Purchased Assets or the Assumed Liabilities that are in existence on the Closing Date and transferred to Purchaser hereunder for a period of at least seven (7) years from the Closing Date. Purchaser shall give Seller notice and an opportunity to retain any such records in the event that Purchaser determines to destroy or dispose of them prior to the end of such period. In addition, from and after the Closing Date, Purchaser shall provide access to Seller (after reasonably detailed prior notice and during normal business hours), to the books, records, documents and other information relating to the Purchased Assets or the Assumed Liabilities as of or prior to the Closing Date as is reasonably necessary for Seller to properly prepare for, file, prove, answer, prosecute and/or defend any Tax Return, claim, filing, tax audit, tax protest, suit, proceeding or answer.

ARTICLE XII

MISCELLANEOUS

12.1	Expenses. Except as otherwise provided in this Agreement, each of Seller and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

12.2	Specific Performance. The parties acknowledge and agree that the breach of this Agreement would cause irreparable damage to the parties and that the parties will not have an adequate remedy at law. Therefore, the obligations of the parties under this Agreement, including Seller’s obligation to sell the Purchased Assets to Purchaser and Purchaser’s obligation to pay the Purchase Price, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement.

12.3	Submission to Jurisdiction; Consent to Service of Process.

(a)	The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Courts of Tel Aviv-Jaffa over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)	Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 12.6.

12.4	Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto and all other Seller Documents and Purchaser Documents) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

12.5	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel applicable to contracts made and performed in such State.

12.6	Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to Seller:

ECtel Ltd.

43 Hasivim Street

Petach Tikva 49130

Israel

Facsimile: 972-3-926-6103

Attn: Corporate Counsel

With a copy to:

Meitar, Liquornik, Geva & Leshem, Brandwein & Co.

16 Abba Hillel Street

Ramat Gan 52506, Israel

Facsimile: 972-3-610-3111

Attn: Dan Shamgar, Adv.

If to Purchaser, to:

Verint Systems Ltd.

C/o Verint Systems Inc.

330 South Service Road

Melville, NY 11747-3201

USA

Facsimile: 013 1 631 962 9430

Attn: Peter Fante, Legal Counsel

With a copy to:

Herzog, Fox & Neeman

Asia House, 4 Weizman Street

Tel Aviv, Israel

Facsimile: 972-3-696-6464

Attn: Alan Sacks, Adv.

Janet Levy-Pahima, Adv.

12.7	Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

12.8	Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consents shall be void; provided, however, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, Purchaser’s rights to purchase the Purchased Assets and assume the Assumed Liabilities and Purchaser’s rights to seek indemnification hereunder) to Parent or any wholly owned subsidiary of Parent ; provided that Purchaser shall remain liable for all of its obligations hereunder. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

12.9	Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder (other than in the case of Seller, the Parent), agent, attorney or representative of Seller or Purchaser shall have any liability for any obligations or liabilities of Seller or Purchaser under this Agreement or the Purchaser Documents or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

12.10	Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

VERINT SYSTEMS LTD.

By:
Name:
Title:

ECTEL LTD.

By:
Name:
Title:

Verint Systems Inc. (“Parent”) hereby unconditionally and irrevocably undertakes to, and hereby guarantees, the performance of the obligations of Purchaser under Sections 3.1 and 3.2 hereof, as if Parent were the primary obligor under such Sections. Parent further represents and warrants to Seller as follows: (a) Parent is a company duly organized and validly existing under the laws of the State of Delaware and Purchaser is a wholly owned subsidiary of Parent, (b) Parent has full corporate power and authority to execute, deliver and perform this guarantee; the execution, delivery and performance by Parent of this guarantee has been duly authorized by all necessary corporate action on behalf of Parent; this guarantee has been duly executed and delivered by Parent and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Guarantee constitutes legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms; (c) neither of the execution and delivery by Parent of this guarantee, nor the compliance by Parent with such guarantee will (i) conflict with, or result in a violation of, any provision of the organizational documents of Parent (ii) violate any statute, rule, regulation or Order of any Governmental Body by which Parent is bound, or (iii) any applicable Law.

VERINT SYSTEMS INC.

By:
Name:
Title: